Exhibit 2.2

PURCHASE AND SALE AGREEMENT

among

Davis-Lynch Holding Co., Inc.,

A Texas corporation,

as Seller

Carl A. Davis,

as Shareholder

and

Forum Energy Technologies, Inc.,

a Delaware corporation

as Buyer

Dated as of June 25, 2011

4.19 Books and Records	24

4.20 Employment Matters	24

4.21 Intellectual Property	25

4.22 Corruption and Proceeds of Crime	26

4.23 Trade Controls and U.S. Sanctions	26

4.24 Condition and Sufficiency of Assets	27

4.25 No Undisclosed Material Liabilities	27

4.26 Affiliate Transactions	27

4.27 Accounts Receivable	27

4.28 Materials; WIP; Inventory	27

4.29 No Other Representations	28

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF BUYER	28

5.1 Organization	28

5.2 Buyer’s Authority	28

5.3 No Conflict	28

5.4 Consents and Approvals	29

5.5 Financing	29

5.6 Legal Proceedings	29

5.7 Brokerage Fees	29

5.8 Nature of Investment	30

5.9 Ability of the Buyer to Bear Risk of Investment	30

ARTICLE 6 CONDUCT OF BUSINESS PENDING CLOSING	30

6.1 Conduct of Business	30

6.2 Pre-Closing Restrictions	30

ARTICLE 7 ADDITIONAL AGREEMENTS	33

7.1 Access to Information and Confidentiality	33

7.2 Regulatory and Other Authorizations and Consents	34

7.3 Employee Matters	35

7.4 Public Announcements	37

7.5 Supplemental Disclosure	37

7.6 Expenses	37

7.7 Excluded Assets	38

7.8 Non-Competition and Non-Solicitation	38

7.9 Purchase Price Allocation	39

7.10 Insurance, Etc	40

7.11 Use of Name	40

7.12 Key Personnel Contracts	40

7.13 2008 Audit.	41

7.14 Letters of Credit.	41

ARTICLE 8 CONDITIONS TO OBLIGATIONS OF SELLER AND SHAREHOLDER	41

8.1 Accuracy of Representations and Warranties	41

8.2 Performance of Covenants and Agreements	42

8.3 HSR Act and Consents	42

8.4 Legal Proceedings	42

8.5 Related Transactions	42

ARTICLE 9 CONDITIONS TO OBLIGATIONS OF BUYER	42

9.1 Accuracy of Representations and Warranties	42

9.2 Performance of Covenants and Agreements	43

9.3 HSR Act and Consents	43

9.4 Legal Proceedings	43

9.5 Related Transactions	43

ARTICLE 10 TERMINATION, AMENDMENT, AND WAIVER	43

10.1 Termination	43

10.2 Effect of Termination	44

10.3 Amendment	44

10.4 Waiver	44

ARTICLE 11 TAX MATTERS	45

11.1 Federal Income Tax Returns	45

11.2 Texas Franchise Tax Reports	45

11.3 Federal Payroll Tax Filings	46

11.4 Other Tax Returns	46

11.5 Straddle Periods	46

11.6 Tax Contests	47

11.7 Tax Matters Cooperation; Other Tax Matters	48

11.8 Transfer Taxes	48

11.9 Withholding Taxes	48

ARTICLE 12 INDEMNIFICATION	48

12.1 Indemnification	48

12.2 Defense of Claims	51

ARTICLE 13 MISCELLANEOUS	53

13.1 Notices	53

13.2 Entire Agreement	54

13.3 Binding Effect; Assignment; No Third Party Benefit	54

13.4 Severability	54

13.5 Governing Law; Consent To Jurisdiction	54

13.6 Specific Performance	55

13.7 Further Assurances	55

13.8 Disclosure Schedule	55

13.9 Counterparts	55

13.10 Time is of the Essence	55

EXHIBITS

Exhibit A	Form of Consulting Agreement
Exhibit B	Form of Escrow Agreement
Exhibit C	Territory
Exhibit D	Form of Employment Agreement

SCHEDULES
Schedule 2.4(a)	Working Capital Calculation
Schedule 4.1(b)	Qualification
Schedule 4.5	No Conflict
Schedule 4.6	Consents and Approvals – Seller
Schedule 4.7	Permits and Permit Proceedings
Schedule 4.8(a)	Financial Statements
Schedule 4.8(b)	Exceptions To Financial Statements
Schedule 4.9	Absence of Certain Changes
Schedule 4.10	Tax Matters
Schedule 4.11	Compliance with Laws
Schedule 4.12	Legal Proceedings
Schedule 4.13	Title
Schedule 4.14(a)	Debt
Schedule 4.14(c)	Non-Competition
Schedule 4.14(d)	Other Material Contracts
Schedule 4.14(e)	Exceptions to Validity and Enforceability
Schedule 4.15(a)	Benefit Plans
Schedule 4.16	Environmental Matters
Schedule 4.17	Insurance
Schedule 4.18	Brokers
Schedule 4.20(a)	Employees
Schedule 4.20(b)	Workers
Schedule 4.21(a)	Intellectual Property
Schedule 4.21(b)	License Agreements
Schedule 4.26	Affiliate Transactions
Schedule 4.27	Accounts Receivable
Schedule 4.28	Materials; WIP; Inventory
Schedule 6.2	Exceptions to Pre-Closing Restrictions
Schedule 7.3(a)	Post-Closing Employment
Schedule 7.7(a)	Excluded Assets

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT is entered into on the 25th day of June, 2011, among Davis-Lynch Holding Co., Inc., a Texas corporation (the “Seller”), Carl A. Davis, a resident of Harris County, Texas (the “Shareholder”), and Forum Energy Technologies, Inc., a Delaware corporation (the “Buyer”).

Recitals:

The Seller owns of record and beneficially all of the issued and outstanding membership interests (the “Interests”) of Davis-Lynch, LLC, a Texas limited liability company (the “Company”), having its principal office at 2005 Garden Road Pearland, Texas 77581.

The Shareholder is currently the sole shareholder of the Seller and, prior to the Reorganization described herein, was the sole shareholder of Davis-Lynch, Inc., a Texas corporation and predecessor-by-conversion to the Company (“Company Predecessor”).

Subject to the terms and conditions set forth herein, Seller desires to sell, assign and transfer to Buyer, and Buyer desires to purchase and take assignment and delivery from Seller of, all of the Interests.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the Parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Defined Terms. As used in this Agreement, each of the following terms shall have the meaning given to it below:

“Accounts Receivable” means all accounts and notes receivable from account, note and other debtors of Davis-Lynch outstanding as of the date of this Agreement.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For the purposes of this definition, “control” means, when used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Agreement” means this Purchase and Sale Agreement, as the same may be amended or supplemented from time to time in accordance herewith.

“Applicable Anti-Corruption Laws” has the meaning assigned to such term in Section 4.22(a).

“Balance Sheet” has the meaning assigned to such term in Section 4.8(a).

“Balance Sheet Date” means April 30, 2011.

“Base Purchase Price” means $307,000,000.

“Base Working Capital” means $38,000,000.

“Benefit Plan” means any qualified or non-qualified employee benefit plans or arrangements, including any equity purchase, equity option, equity bonus, equity ownership, phantom equity or other stock or equity plan, pension, retirement, profit sharing, bonus, defined benefit, defined contribution, deferred compensation, incentive compensation, retention, severance or termination pay, hospitalization or other medical or dental, life or other insurance, employment or consulting agreement (excluding any unwritten agreement that is terminable unilaterally by the employer or service recipient without liability), retention agreement, welfare, vacation, supplemental unemployment benefits plan, agreement, policy or arrangement providing employment-related compensation, material fringe or other benefits and including “employee benefit plans,” as defined in Section 3(3) of ERISA.

“Business” means the business, operations and activities of Davis-Lynch as conducted on or prior to the Closing Date, and includes the design, production and sale of oil field downhole cementing and related equipment.

“Business Day” means any day other than a Saturday, Sunday or legal holiday on which banks in Houston, Texas are authorized or obligated by Law to close.

“Buyer” has the meaning assigned to such term in the introductory paragraph.

“Buyer Indemnitees” means, collectively, Buyer and its Affiliates and its and their respective officers, directors, employees, agents, and representatives and their respective successors and permitted assigns.

“Cadled” means Cadled Partners, Ltd., a Texas limited partnership.

“Cadled Real Property” means the real property and improvements located at 2005 Garden Road, Pearland, Texas 77581.

“Claim” has the meaning assigned to such term in Section 2.3.

“Closing” means the closing of the Transactions pursuant to this Agreement and the other Transaction Documents.

“Closing Date” means the date provided in Section 3.1, on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letter” has the meaning assigned to such term in Section 5.5.

“Company” has the meaning assigned to such term in the Recitals.

“Company Predecessor” has the meaning assigned to such term in the Recitals.

“Competitive Business” means any business or entity that is competitive with the Business as conducted on the Closing Date.

“Confidentiality Agreement” means that certain confidentiality agreement dated October 26, 2010, between Buyer and Seller.

“Consulting Agreement” means the Consulting Agreement to be dated the Closing Date between Buyer and the Shareholder, in the form attached as Exhibit A.

“Conversion Date” means the date when the Company Predecessor converted into the Company in connection with the Reorganization.

“Davis-Lynch” means Company Predecessor for all periods prior to the Conversion Date, and the Company for all periods on and after the Conversion Date.

“Deductible Amount” means an amount equal to $750,000.00.

“Direct Claim” means any claim by an Indemnitee on account of a Loss which does not result from a Third Party Claim.

“Disclosure Schedule” means the disclosure letter and related schedules of even date herewith signed for purposes of identification by Seller.

“Effective Time” means 11:59 PM Houston, Texas time on the Closing Date.

“Effective Time Balance Sheet” has the meaning assigned to such term in Section 2.4(c)(i).

“Employee” or “Employees” has the meaning assigned to such term in Section 4.20(a).

“Encumbrances” means liens, charges, pledges, options, mortgages, deeds of trust, security interests, claims, restrictions (whether on voting, sale, transfer, disposition, or otherwise), easements, and other encumbrances of every type and description, whether imposed by Law, agreement, understanding, or otherwise.

“Environmental Laws” means any and all Laws that are applicable to the Business and that are in effect as of the date of this Agreement pertaining to the protection of or impact on the Environment or occupational safety and occupational health, including the Clean Air Act (42 U.S.C. § 7401 et seq.), as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) (42 U.S.C. § 9601 et seq.), as amended, the Clean Water Act (33 U.S.C. § 1251 et seq.), as amended, the Resource Conservation and Recovery Act of 1976 (“RCRA”) (42 U.S.C. § 6901 et seq.), as amended, the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), as amended, the Toxic Substances Control Act, (15 U.S.C. § 2601 et seq.), as amended, the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), as amended, and the Occupational Safety and Health Act (29 U.S.C. ch. 15 §§ 651–678), as amended, and analogous state or local Laws.

“Environmental Permits” means any Permit required under and issued pursuant to any applicable Environmental Law.

“Environment” means surface waters, groundwater, drinking water supply, land surface or subsurface strata, or ambient air.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning assigned to such term in Section 4.15(a).

“Escrow Account” has the meaning assigned to such term in Section 2.3.

“Escrow Agent” means JPMorgan Chase Bank, N.A.

“Escrow Agreement” means the Escrow Agreement to be dated the Closing Date among Buyer, Seller and the Escrow Agent, in substantially the form attached as Exhibit B.

“Escrow Funds” has the meaning assigned to such term in Section 2.3.

“Estimated Purchase Price” means the sum of (i) the Base Purchase Price plus (ii) the Estimated Working Capital Payment.

“Estimated Working Capital” means an amount equal to Seller’s estimate of the Working Capital as of the Effective Time prepared in accordance with Section 2.4(a).

“Estimated Working Capital Payment” means, whether positive or negative, the Estimated Working Capital minus the Base Working Capital.

“Excluded Assets” has the meaning assigned to such term in Section 7.7.

“Filings” has the meaning assigned to such term in Section 7.13.

“Final Working Capital” means the actual Working Capital at the Effective Time as determined pursuant to the procedures set forth in Section 2.4.

“Final Working Capital Payment” means, whether positive or negative, the Final Working Capital minus the Estimated Working Capital.

“Financial Statements” has the meaning assigned to such term in Section 4.8(a).

“GAAP” means generally accepted accounting principles in the United States as in effect at the time the applicable financial statements were prepared.

“Governmental Approvals” means all material consents and approvals of Governmental Entities that reasonably may be deemed necessary so that the consummation of the Transactions will be in compliance with applicable Laws.

“Governmental Entity” means any court or tribunal in any jurisdiction (domestic or foreign), any federal, state, municipal or local government or other governmental body, agency,

authority, department, commission, board, bureau, instrumentality, other political subdivision, arbitrator or arbitral body (domestic or foreign) or other regulatory or certifying Persons recognized in the oilfield services industry generally.

“Hazardous Substance(s)” means any chemical, substance, material, pollutant, contaminant or waste, which by its nature or its use is now regulated, or as to which liability might arise, under any existing Environmental Law. Hazardous Substance(s) may include any chemical, substance, material, pollutant, contaminant or waste that is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “contaminant,” “pollutant,” “oil,” “solid waste,” “toxic waste,” or “toxic substance” under any existing Environmental Law, and further including petroleum, petroleum products, asbestos, presumed asbestos-containing material, asbestos-containing material, lead paint, urea formaldehyde, and polychlorinated biphenyls, but specifically excludes carbon dioxide and all other greenhouse gases that are not specifically listed or designated as hazardous or toxic pursuant to Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnifying Party” means a Party required to provide indemnification under Section 12.1.

“Indemnitee” means a Party entitled to receive indemnification under Section 12.1.

“Independent Accountants” means accountants resident in the Houston, Texas office of an accounting firm of national recognition or standing which, as of Closing or within twelve months prior thereto, has not performed any meaningful level of accounting, tax or consulting services for any Party. The Independent Accountants shall be jointly approved in writing by Seller and Buyer, but if they are unable to reach joint agreement, then any Party may apply to a court of competent jurisdiction in Harris County, Texas to appoint Independent Accountants in accordance with the foregoing criteria.

“Intellectual Property” means: (a) all patents and patent applications; (b) all trademarks, service marks, trade dress, brand names, logos, other source or business identifiers and general intangibles of like nature, whether at common law or registered, and domain names, and all applications, registrations, and renewals in connection therewith; (c) all copyrights, and all applications, registrations and renewals in connection therewith; (d) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); and (e) all other intellectual property or proprietary rights arising under the Laws of any jurisdiction.

“Interests” has the meaning assigned to such term in the Recitals.

“Key Personnel” means Ashok Damera, Jeff Ehlinger, Bill Kelley, Tom Kelley and Jeff Musselwhite.

“Knowledge” means:

(a) with respect to Seller or the Shareholder, the actual knowledge of:

(i) any of Carl A. Davis, Bill Kelley or Thomas Laker, with respect to any representation or warranty made by Seller or Shareholder in this Agreement that is qualified by “Knowledge”;

(ii) Ashok Damera, with respect to any representation or warranty made by Seller or the Shareholder in Section 4.7, 4.12, 4.16 or 4.20 that is qualified by “Knowledge”;

(iii) Jeff Ehlinger, with respect to any representation or warranty made by Seller or the Shareholder in Section 4.12 or 4.21 that is qualified by “Knowledge”;

(iv) Tom Kelley, with respect to any representation or warranty made by Seller or the Shareholder in Section 4.12, 4.14, 4.22, 4.23 or 4.27 that is qualified by “Knowledge”; or

(v) Jeff Musselwhite, with respect to any representation or warranty made by Seller or the Shareholder in Section 4.12, 4.14, 4.20 or 4.27 that is qualified by “Knowledge”;

in the case of each Person named in clauses (i)-(v) above, without any obligation by such Person to conduct any investigation in connection with the Transactions or otherwise to determine the existence or absence of facts in any statement qualified by the “Knowledge” of such Person.

(b) with respect to Buyer, the actual knowledge of Cris Gaut, James Harris, Chris Dorros or James McCulloch, in each case, without any obligation by such Person to conduct any investigation in connection with the Transactions or otherwise to determine the existence or absence of facts in any statement qualified by the “Knowledge” of such Person.

“Law(s) means any statute, law, rule, or regulation, or any judgment, order, ordinance, writ, injunction, or decree of, any Governmental Entity to which a specified Person or property is subject.

“Loss(es)” means any and all claims, liabilities, expenses, damages, obligations, settlement amounts, losses, causes of action, fines, penalties, litigation, lawsuits, Proceedings, administrative proceedings, administrative investigations, requests for information from any Person, costs, and expenses, including reasonable attorneys’ fees, court costs, and other costs of suit.

“MacQueen” has the meaning assigned to such term in Section 4.20(b).

“Material Adverse Effect” means any change, circumstance, effect or condition that has a material adverse effect on the assets, liabilities, financial condition, results of operations, or Business of Davis-Lynch or that prevents any Person from consummating the Transactions, other than (a) any change or changes in general economic or industry conditions (including any change in the prices of oil, natural gas, natural gas liquids, or other hydrocarbon products), (b) acts of war or terrorism that do not disproportionately affect Davis-Lynch relative to other Persons in similar lines of business as the Business in any material respect, (c) the entry into or announcement of the Transactions or the consummation of the Transactions, or (d) changes in applicable Laws or changes in GAAP or in interpretations thereof as applied to Davis-Lynch. Any determination as to whether any matter or condition has a Material Adverse Effect shall be made only after taking into account all amounts reasonably expected to be recoverable under effective insurance coverages and effective third-party indemnifications with respect to such matter or condition (net of reasonable out-of-pocket expenses incurred in obtaining such amounts recovered under insurance coverages and the amount of any retrospective or other current increase in premium that is directly attributable to the payment of such amounts).

“Material Contract” has the meaning assigned to such term in Section 4.14(d).

“Money Laundering Laws” has the meaning assigned to such term in Section 4.22(c).

“Notice” has the meaning assigned to such term in Section 13.1.

“OFAC” has the meaning assigned to such term in Section 4.23.

“Parties” means, collectively, the parties to this Agreement, the Seller, the Shareholder and Buyer, and “Party” means each of them, individually.

“Permits” means licenses, permits, franchises, consents, approvals, variances, exemptions, and other authorizations of or from Governmental Entities.

“Permitted Encumbrances” means (i) Encumbrances for Taxes, impositions, assessments, fees, rents or other governmental charges levied or assessed or imposed not yet delinquent or being contested in good faith by appropriate proceedings, (ii) statutory liens (including materialmen’s, warehousemen’s, mechanics’, repairmen’s, landlord’s, and other similar liens) arising in the ordinary course of business securing payments not yet delinquent or being contested in good faith by appropriate proceedings, (iii) utility easements, restrictive covenants and defects, imperfections or irregularities of title or liens, if any, as do not materially affect the use by Davis-Lynch, directly or indirectly, of the encumbered property in the manner currently used by Davis-Lynch, (iv) Encumbrances incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security, and (v) Encumbrances created by Buyer, or its successors and assignees.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, enterprise, unincorporated organization, other entity, or Governmental Entity.

“Post-Closing Partial Tax Period” means, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date.

“Post-Closing Tax Period” means any taxable period or portion thereof beginning after the Closing Date and any Post-Closing Partial Tax Period.

“Post-Closing Tax Proceeding” has the meaning assigned to such term in Section 11.6.

“Pre-Closing Partial Tax Period” means, with respect to any Straddle Period, the portion of such Straddle Period up to and including the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and any Pre-Closing Partial Tax Period.

“Pre-Closing Tax Proceeding” has the meaning assigned to such term in Section 11.6.

“Proceeding(s)” means all proceedings, litigation, hearings, arbitrations, actions, audits, claims, suits, investigations, and inquiries by or before any Governmental Entity, arbitrator or mediator.

“Purchase Price” means the aggregate purchase price for the Interests, consisting of the sum of (i) the Base Purchase Price, (ii) the Estimated Working Capital Payment and (iii) the Final Working Capital Payment, subject to adjustment as herein provided.

“Purchase Price Allocation” has the meaning assigned such term in Section 7.9.

“Real Property Purchase Agreement” means the Real Property Purchase Agreement of even date with this Agreement between Cadled and the Buyer, providing for Cadled’s sale and Buyer’s purchase of the Cadled Real Property.

“Reasonable Efforts” means efforts in accordance with reasonable commercial practice.

“Release(s)” means, when used as a noun, any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of a Hazardous Substance into the Environment, and when used as a verb, the occurrence of any Release.

“Reorganization” means the following transactions undertaken in the following order: (a) the formation by the Shareholder of the Seller and the issuance of 100% of the equity interests in the Seller to the Shareholder, (b) the contribution of 100% of the equity interests in the Company Predecessor by the Shareholder to the Seller, (c) the conversion of the Company Predecessor into the Company pursuant to the Texas Business Organizations Code, and (d) such other actions or filings with the Internal Revenue Service with the intent that (i) the actions described in the preceding clauses (a), (b) and (c) qualify as a Type F Reorganization under Section 368(a) of the Code, and (ii) that the Company will be disregarded as an entity separate from its owner pursuant to Section 301.7701-3(b)(1)(ii) of the Treasury Regulations.

“SEC” has the meaning assigned to such term in Section 7.13.

“Securities Act” has the meaning assigned to such term in Section 7.13.

“Seller Affiliate” means any Affiliate of Seller.

“Seller Indemnitees” means, collectively, the Seller and the Shareholder, together with all of their respective officers, directors, employees, agents, and representatives and their respective successors and permitted assigns.

“Specified Rate” means the prime interest rate as published in The Wall Street Journal on the Closing Date.

“Staffing Agreement” has the meaning assigned to such term in Section 4.20(b).

“Statement of Working Capital Calculation” has the meaning assigned to such term in Section 2.4(c).

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Supplemental Disclosure” has the meaning assigned to such term in Section 7.5.

“Tax Consideration” means the sum of the Base Purchase Price and any other consideration required to be taken into account under applicable Law, if any, paid to Seller plus the amount of any liabilities deemed to be assumed by Buyer at the Effective Time, with such sum being adjusted to take into account working capital adjustments under Section 2.4 and any other purchase price adjustments so as to accurately reflect the final purchase price for U.S. federal income tax purposes.

“Tax Return” means any return or report, declaration, claim for refund, information return, or statement relating to Taxes, including any related schedules, attachments, or other supporting information, with respect to Taxes, and including any amendment thereto.

“Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, contract registry, occupation, premium, windfall profits, environmental, customs duties, net worth, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, ad valorem, transfer, registration, value added, alternative or add-on minimum, estimated tax or other tax or assessment of any kind whatsoever, including any interest, fines, penalty or other like assessment or addition thereto, whether disputed or not, including such item for which a liability arises by contract, by virtue of having been a member of a group or as a transferee or successor-in-interest.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision, including any governmental or quasi-governmental entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums.

“Territory” means the geographic area set forth on Exhibit C.

“Third Party Claim” means any claim or the commencement of any claim, action or proceeding (including Proceedings) with respect to a Loss or potential Loss made or brought by a Third Party.

“Third Party” means any Person other than (i) Seller or any Seller Affiliates, (ii) Davis-Lynch or any of its Affiliates, (iii) Buyer or any of its Affiliates or (iv) the Shareholder or his Affiliates.

“Transactions” means, collectively, the transactions contemplated by this Agreement and the other Transaction Documents.

“Transaction Documents” means, collectively, this Agreement, the Consulting Agreement, the Escrow Agreement, the Real Property Purchase Agreement and the other agreements, contracts, instruments, certificates and documents contemplated hereby and thereby.

“Transfer Taxes” has the meaning given such term in Section 11.8.

“Treasury Regulations” means one or more treasury regulations promulgated under the Code by the Treasury Department of the United States.

“Worker” or “Workers” has the meaning assigned to such term in Section 4.20(b).

“Working Capital” means the difference between the assets of Davis-Lynch reflected as “Working Capital Assets” on the Statement of Working Capital Calculation and the liabilities of Davis-Lynch reflected as “Working Capital Liabilities” on the pro forma balance sheet included in the Statement of Working Capital Calculation as of the specified date and calculated in each case using the methodologies set forth in Schedule 2.4(a).

1.2 Interpretation and Construction. In interpreting and construing this Agreement, the following principles shall be followed:

(a) the terms “herein,” “hereof,” “hereby,” and “hereunder,” or other similar terms, refer to this Agreement as a whole and not only to the particular Article, Section or other subdivision in which any such terms may be employed;

(b) unless otherwise indicated herein, references to Articles, Sections, and other subdivisions refer to the Articles, Sections, and other subdivisions of this Agreement;

(c) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP;

(d) no consideration shall be given to the captions of the articles, sections, subsections, or clauses, which are inserted for convenience in locating the provisions of this Agreement and not as an aid in its construction;

(e) the word “includes” and its syntactical variants mean “includes, but is not limited to” and corresponding syntactical variant expressions;

(f) the plural shall be deemed to include the singular, and vice versa; and

(g) each exhibit, attachment, and schedule to this Agreement is a part of this Agreement, but if there is any conflict or inconsistency between the main body of this Agreement and any exhibit, attachment, or schedule, the provisions of the main body of this Agreement shall prevail.

ARTICLE 2

THE TRANSACTION; PURCHASE PRICE

2.1 Sale and Purchase. At the Closing, and subject to the terms and conditions in this Agreement, Seller shall sell, assign, transfer, deliver, and convey to Buyer, and Buyer shall purchase and accept from Seller, the Interests.

2.2 Purchase Price. In consideration of the sale of the Interests, Buyer shall pay to Seller the Purchase Price, as follows:

(a) At the Closing, Buyer shall pay to Seller the Estimated Purchase Price, less the amount placed into escrow pursuant to Section 2.3, subject to the remaining provisions of this Article 2.

(b) Any difference between the Purchase Price, as finally determined in accordance with Section 2.4, and the Estimated Purchase Price will be paid to Seller, or refunded to Buyer, as the case may be, in accordance with the provisions of Section 2.4 below.

(c) All of the payments referenced in this Article 2 shall be made by confirmed wire transfer of immediately available funds to a bank account or accounts to be designated in writing by the Person receiving such payment.

(d) The Purchase Price is also subject to adjustment as provided in Section 6.2(m) and Section 12.1(h).

2.3 Escrow. The sum of $7,500,000 (the “Escrow Funds”) otherwise payable to the Seller as part of the Purchase Price at Closing shall be delivered by the Buyer to the Escrow Agent pursuant to the Escrow Agreement to be held by the Escrow Agent in an interest bearing account (the “Escrow Account”) pursuant to the terms of this Agreement and the Escrow Agreement. The Escrow Funds shall be available for payment of any claims made by a Buyer Indemnitee pursuant to Article 12 and in accordance with the terms of the Escrow Agreement. The Buyer Indemnitees shall first seek reimbursement for any Losses for which they are entitled to receive indemnification under this Agreement out of the funds deposited in the Escrow Account, pursuant to the terms of the Escrow Agreement and this Agreement, until such funds are exhausted or released from the Escrow Account. On the first anniversary of the Closing, the Escrow Funds held in the Escrow Account shall be released to the Seller, unless prior to that date the Buyer advises the Escrow Agent, the Seller and the Shareholder in writing that any claim for indemnification under Article 12 below (each, a “Claim”) by any Buyer Indemnitee has been asserted and is then pending. Any such notice shall specify the total amount of the pending Claim(s). If such notice is timely received by the Escrow Agent, the Escrow Agent shall release only that part of the Escrow Account that is eligible to be released pursuant to the preceding sentence that exceeds the total amount of any Claim(s) received, with the remaining funds to be held in the Escrow Account until such Claim(s) are resolved. Any earnings on the Escrow Funds will be added to the balance of the Escrow Account. Following receipt of a Claim, any such earnings shall be paid in the same proportion as the principal Escrow Funds are disbursed.

2.4 Final Working Capital Payment.

(a) Calculation of the Working Capital. The Estimated Working Capital Payment and the Final Working Capital Payment will be determined in accordance with the methodologies in Schedule 2.4(a).

(b) Estimated Working Capital. Not later than three (3) Business Days prior to the Closing Date, Seller shall deliver to Buyer a written statement setting forth the Estimated Purchase Price (with Seller’s calculation of the Estimated Working Capital Payment in reasonable detail, based on information then available to Seller).

(c) Calculation of Final Working Capital Payment. As promptly as practicable after the Closing Date, and in any event not later than ninety (90) days after the Closing Date, Buyer shall deliver to Seller a statement (the “Statement of Working Capital Calculation”) which shall set forth:

(i) A pro forma balance sheet of the Company as of the Effective Time (the “Effective Time Balance Sheet”); and

(ii) in reasonable detail Buyer’s calculation of the Final Working Capital and the Final Working Capital Payment.

Subject to the provisions of Section 7.1(a), Buyer agrees to give Seller and its authorized representatives access to such employees, officers, and other facilities and such books and records of the Company as are reasonably necessary to allow Seller and its authorized representatives to verify the Effective Time Balance Sheet.

(d) Dispute Procedures. The Final Working Capital Payment (as set forth in the Statement of Working Capital Calculation) shall become final and binding on all Parties on the thirtieth (30th) day following the date the Statement of Working Capital Calculation is delivered to Seller by Buyer, unless prior to such date Seller delivers notice to Buyer of its disagreement. Seller’s notice shall set forth all of Seller’s disputed items together with Seller’s proposed changes thereto, including an explanation in reasonable detail of the basis on which Seller proposes such changes. Seller shall be deemed to have agreed with all items and amounts contained in the Statement of Working Capital Calculation that are not specifically identified in such notice of disagreement.

If Seller has delivered a timely notice of disagreement, then Buyer and Seller shall use their good faith Reasonable Efforts to reach agreement on the disputed items to determine the Final Working Capital Payment.

If Buyer and Seller have not signed an agreement resolving the disputed items by the sixtieth (60th) day following Buyer’s delivery of the Statement of Working Capital Calculation,

then within five (5) Business Days thereafter, Seller’s disputed items set forth in the notice of disagreement shall be submitted to the Independent Accountants for resolution. In making such determination, the Independent Accountants shall consider only those items and amounts in the Statement of Working Capital Calculation with which Seller has disagreed and are set forth in the notice of disagreement. The fees and expenses of the Independent Accountants shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Buyer. In no event shall the Final Working Capital Payment as determined by the Independent Accountants be more favorable to Buyer than reflected on the Statement of Working Capital Calculation prepared by Buyer nor more favorable to Seller than shown in the proposed changes delivered by Seller pursuant to its notice of disagreement.

(e) Binding Effect. If a dispute notice is timely given pursuant to Section 2.4(d), the Final Working Capital Payment shall be deemed determined on the date that the Independent Accountants give notice to Buyer and Seller of their determination with respect to all disputes regarding the calculation thereof, or, if earlier, the date on which Seller and Buyer agree in writing on the amount thereof, in which case the Final Working Capital Payment shall be calculated in accordance with such determination or agreement, as the case may be. Any determination of the Final Working Capital Payment by the Independent Accountants shall be final and binding upon all Parties.

(f) Payments. If the Final Working Capital exceeds the Estimated Working Capital, then Buyer shall pay to Seller the amount of such excess, plus interest on the amount of such excess from (and including) the Closing Date to (but excluding) the date of payment at the Specified Rate. If the Final Working Capital is less than the Estimated Working Capital, then Seller shall pay to Buyer the amount of such deficiency, plus interest on the amount of such deficiency from (and including) the Closing Date to (but excluding) the date of payment at the Specified Rate. Any payment shall be made within five (5) Business Days of the date the Final Working Capital is deemed to be finally determined pursuant to Section 2.4(d) or Section 2.4(e), as the case may be. All of the payments referenced in this Section 2.4 shall be made by confirmed wire transfer of immediately available funds to a bank account or accounts to be designated by the Party receiving the payment.

ARTICLE 3

CLOSING

3.1 Closing. Subject to fulfillment or waiver of the conditions in this Agreement, the Closing shall take place at the offices of Thompson & Knight LLP, 333 Clay Street, Suite 3300, Houston, Texas 77002, or such other place as the Parties may agree, at 10:00 a.m., Houston, Texas time, on the later to occur of (i) July 29, 2011 or (ii) the fifth Business Day following satisfaction or waiver of the conditions to close in Articles 8 and 9 hereof, or at such other time as the Parties may agree in writing (the “Closing Date”). Unless otherwise agreed in writing, all Transactions shall be deemed to have occurred simultaneously.

3.2 Closing Deliveries by Seller. At the Closing, Seller will deliver or cause to be delivered the following to Buyer:

(a) a certificate, executed by the president or chief executive officer of the Seller, dated the Closing Date, representing and certifying that the conditions set forth in Sections 9.1 and 9.2 have been satisfied;

(b) an assignment of membership interest, in which the Seller transfers the Interests to the Buyer;

(c) an executed certification of non-foreign status in the form prescribed by Treasury Regulation Section 1.1445-2(b)(2) with respect to the Seller;

(d) an IRS Form W-9 for and duly executed by the Seller;

(e) a counterpart of the Escrow Agreement, duly executed on behalf of the Seller;

(f) a cross-receipt in which the Seller acknowledges receipt of the portion of the Estimated Purchase Price payable to Seller at the Closing under Section 2.2(a);

(g) a counterpart of the Consulting Agreement, duly executed by the Shareholder;

(h) Evidence of the Governmental Approvals set forth on Schedule 4.6, which are required for Seller to complete the Transactions;

(i) written resignations of all of the officers and managers of the Company as the Buyer shall have requested, all effective as of the Closing Date;

(j) a certificate of the secretary or assistant secretary of the Seller, certifying as to (i) the incumbency of certain officers of the Seller and (ii) the adoption of resolutions by Seller’s board of directors approving the Transactions;

(k) certificates of existence, issued by the Texas Secretary of State, and certificates of good standing, issued by the Texas Comptroller of Public Accounts, with respect to each of the Seller and the Company, in each case dated no earlier than ten days prior to the Closing Date;

(l) the original minute book and other company records of the Company; and

(m) any other Transaction Documents which, in accordance with the express terms of this Agreement, contemplate delivery by the Seller or the Shareholder on the Closing Date.

3.3 Closing Deliveries by Buyer. At the Closing, Buyer will deliver or cause to be delivered the following to Seller and the Shareholder:

(a) The Estimated Purchase Price, payable to the Seller by wire transfer pursuant to Section 2.2(a);

(b) a certificate, executed by the president or any vice president of the Buyer, dated the Closing Date, representing and certifying that the conditions set forth in Sections 8.1 and 8.2 have been satisfied;

(c) a counterpart of the Escrow Agreement, duly executed on behalf of the Buyer;

(d) a counterpart of the cross-receipt described in Section 3.2(f), in which the Buyer acknowledges receipt of the assignment of the Interests described in Section 3.2(b);

(e) a counterpart of the Consulting Agreement, duly executed by the Buyer;

(f) Evidence of the Governmental Approvals required for Buyer to complete the Transactions;

(g) a certificate of the secretary or assistant secretary of the Buyer, certifying as to (i) the incumbency of certain officers of the Buyer and (ii) the adoption of resolutions by Buyer’s board of directors approving the Transactions;

(h) a certificate of good standing issued by the Secretary of State of the State of Delaware with respect to the Buyer, dated no earlier than ten days prior to the Closing Date; and

(i) any other Transaction Documents which, in accordance with the express terms of this Agreement, contemplate delivery by the Buyer or the Shareholder on the Closing Date.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER AND SHAREHOLDER

The Seller and the Shareholder jointly and severally represent and warrant to Buyer as follows:

4.1 Organization; Qualification; No Subsidiaries.

(a) The Company is a limited liability company duly formed, validly existing, and in good standing under the Laws of the State of Texas. The Company has all requisite limited liability company power and authority to own, lease, and operate its properties and to carry on the Business as now being conducted.

(b) The Company is duly qualified or licensed to do business as a limited liability company, and is in good standing in the jurisdictions listed in Schedule 4.1(b), which are the only jurisdictions in which the property owned, leased, or operated by it or the conduct of its Business requires such qualification or licensing.

(c) The Seller is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Texas. The Seller has all requisite limited liability company power and authority to own, lease, and operate its properties and to carry on its business as now being conducted.

(d) The Company does not have any subsidiaries nor does it own any equity interest in any Person.

4.2 Ownership of Interests. All of the Interests are owned by Seller free and clear of all Encumbrances, other than restrictions on transfer that may be imposed by federal or state securities Laws. Each of the Interests has been duly authorized, validly issued and is fully paid and non-assessable and were not issued in violation of, and is not subject to, any preemptive rights, rights of first refusal, rights of first offer, purchases option or other similar rights of any Person. There are no outstanding (i) securities of the Company convertible into or exchangeable for any equity interests or other securities in the Company, (ii) options or other rights to acquire from the Company or Seller, or obligation of the Company or Seller (other than this Agreement) to issue or sell any interests or other securities in the Company or any equity interests or other securities convertible into or exchangeable for such equity interests or other securities in the Company, or (iii) equity equivalents or other similar rights of or with respect to the Company.

4.3 Organizational Documents. Seller has made available to Buyer accurate and complete copies of (a) the Company’s certificate of formation, limited liability company agreement and other organizational documents as currently in effect, (b) the Company Predecessor’s certificate of formation, by-laws and other organizational documents as in effect immediately prior to the consummation of the Reorganization and (c) the plan of conversion filed with the Secretary of State of the State of Texas pursuant to the Texas Business Organizations Code in connection with the consummation of the Reorganization.

4.4 Authority of Seller, Shareholder and Related Parties. Seller has full corporate power and authority to execute, deliver, and perform this Agreement and the other Transaction Documents to which it is a party and to carry out the Transactions and the Reorganization. The Shareholder has all requisite power and legal capacity to execute, deliver, and perform this Agreement and the other Transaction Documents to which he is a party and to carry out the Transactions and the Reorganization. Cadled has all requisite partnership power and legal capacity to execute, deliver, and perform each Transaction Document to which it is a party and to carry out the Transactions. The execution, delivery, and performance by Seller of this Agreement and such other Transaction Documents, and the consummation by it of the Transactions and the Reorganization, have been duly authorized by all necessary corporate action of Seller. The execution, delivery, and performance by Cadled of each Transaction Document to which it is a party, and the consummation by it of the Transactions, have been duly authorized by all necessary partnership action of Cadled. This Agreement has been duly executed and delivered by each of Seller and the Shareholder and constitutes, and each other Transaction Document to which Seller, the Shareholder or Cadled is a party when executed and delivered as provided herein will constitute, a valid and legally binding obligation of Seller, the Shareholder, or Cadled, as applicable, enforceable against such party in accordance with its terms, except that such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, and similar Laws affecting creditors’ rights generally and (ii) equitable principles which may limit the availability of certain equitable remedies (such as specific performance) in certain instances.

4.5 No Conflict. Except as described on Schedule 4.5, the execution, delivery, and performance by Seller and the Shareholder of this Agreement and the execution, delivery, and performance by Seller, the Shareholder and Cadled of the other Transaction Documents to which each of them is a party, and the consummation by Davis-Lynch, Seller, the Shareholder and Cadled of the Transactions and the Reorganization, do not and will not:

(a) violate or breach the organizational documents of the Seller, Davis-Lynch, or Cadled;

(b) violate or breach any Law binding upon Seller, Davis-Lynch, the Shareholder or Cadled; or

(c) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, acceleration or cancellation of, or result in the creation of any Encumbrance (other than a Permitted Encumbrance) on any of the assets or properties of Davis-Lynch or Cadled, any note, bond, letter of credit, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument to which Davis-Lynch is a party or is bound or affected.

4.6 Consents and Approvals. No Governmental Approval, nor any consent, approval, authorization, license, order or permit of, or declaration, filing or registration with, or notification to, any other Person, is required to be made or obtained by Davis-Lynch, Seller, the Shareholder or Cadled in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents, or the consummation of the Transactions or the Reorganization, except:

(a) as set forth on Schedule 4.6;

(b) where the failure to obtain such consents, approvals, authorizations, licenses, orders or permits of, or to make such declarations, filings, or registrations or notifications, would not be reasonably expected to (i) prevent or materially delay the consummation of the Transactions or materially impair Davis-Lynch’s, Seller’s, the Shareholder’s or Cadled’s ability to perform its obligations under any Transaction Document to which it is a party or (ii) materially and adversely affect the Business;

(c) as may be necessary as a result of any facts or circumstances relating solely to Buyer or its Affiliates; and

(d) as required under the HSR Act.

4.7 Permits. Except as disclosed in Schedule 4.7, Davis-Lynch holds all material Permits necessary or required for the conduct of the Business. Except as disclosed in Schedule 4.7, no Proceeding is pending or, to the Knowledge of the Seller, threatened with respect to any alleged failure by Davis-Lynch to have any such material Permit or not to be in compliance therewith.

4.8 Financial Statements.

(a) The Company has made available to the Buyer the following financial statements, included in Schedule 4.8(a) (collectively, the “Financial Statements”): (i) the audited balance sheets of Company Predecessor as of December 31, 2009 and December 31, 2010, and the related audited statements of operations, of changes in stockholder’s equity and of cash flows for the years then ended, together with the related notes and the independent auditor’s report of UHY LLP dated April 8, 2011 thereon, and (ii) the unaudited balance sheet of Company Predecessor as of the Balance Sheet Date (the “Balance Sheet”), and the related unaudited income statement of Company Predecessor for the four-month period of operations then ended.

(b) Except as set forth in Schedule 4.8(b), the Financial Statements have been prepared in conformity in all material respects with GAAP and, subject to the assumptions and limitations set forth therein, fairly present, in all material respects, the financial position, results of operations and cash flows of Company Predecessor as of the dates thereof or for the periods covered thereby, subject in the case of unaudited Financial Statements to the absence of footnotes and year-end audit adjustments required by GAAP (including adjustments to all such unaudited Financial Statements associated with the fact that Davis-Lynch does not maintain a year-round inventory tracking system and that inventory and related entries have historically been adjusted by physical count on a quarterly basis).

4.9 Absence of Certain Changes. Except for the Reorganization and except as disclosed on Schedule 4.9, since December 31, 2010:

(a) there has not been any event, development or state of circumstances that has had a Material Adverse Effect;

(b) the Business has been conducted only in the ordinary course consistent with past practice;

(c) Davis-Lynch has not suffered any material loss, damage, destruction, or other casualty to any of its property, plant, equipment or inventories (whether or not covered by insurance);

(d) there has been no increase in the compensation or benefits of any Employee or Worker, of any director or officer of Davis-Lynch, or of any independent contractor performing services used in the operation of the Business of Davis-Lynch, other than immaterial increases in the ordinary course of business consistent with past practice;

(e) No assets of Davis-Lynch have been subjected to any Encumbrance (other than Permitted Encumbrances), nor has Davis-Lynch acquired any assets except for assets acquired in the ordinary course of business consistent with past practice;

(f) Davis-Lynch has not made or committed to make any capital expenditures in excess of $100,000 individually or $1,000,000 in the aggregate;

(g) Davis-Lynch has not made or rescinded any election relating to Taxes or settled or compromised any claim relating to Taxes or made any change in its accounting or tax reporting principles, methods or policies;

(h) Davis-Lynch has not instituted or settled any material legal Proceedings, other than in respect of those legal Proceedings constituting Excluded Assets;

(i) there has been no amendment or modification to the certificate of formation or limited liability company agreement of the Company except as reflected in those made available to Buyer under Section 4.3;

(j) Davis-Lynch has not declared or paid any dividends or other distributions to the Seller or any other Person;

(k) Davis-Lynch has not disposed of any material portion of its assets or properties outside the ordinary course of the Business; and

(l) there is no contract to do any of the foregoing, except as expressly permitted by this Agreement.

4.10 Tax Matters. Except as disclosed on Schedule 4.10:

(a) The Company is presently classified as, and has been since its date of organization, an entity disregarded as separate from its owner for federal income tax purposes and for purposes of any state or local tax laws that follow the federal treatment, and no election has been made to treat the Company as an association taxable as a corporation for federal income tax purposes;

(b) Each of Seller and Davis-Lynch has filed, or has had filed on its behalf, in a timely manner (within any applicable extension periods) with the appropriate Taxing Authority, all Tax Returns required to be filed with respect to Taxes of Davis-Lynch;

(c) All Taxes due and payable by or with respect to Davis-Lynch have been timely paid in full;

(d) All Tax withholding and deposit requirements imposed on Davis-Lynch have been satisfied in full in all respects;

(e) There are no Encumbrances (other than Permitted Encumbrances) on any of the assets of Davis-Lynch or on the Interests that arose in connection with any failure (or alleged failure) to pay any Tax;

(f) There are no outstanding agreements or waivers extending the statutory period of limitations applicable to the assessment or collection of any Tax due from Davis-Lynch or any federal, state, local or foreign income or other Tax Returns required to be filed by or with respect to Davis-Lynch;

(g) None of the Tax Returns of or with respect to Davis-Lynch are currently being audited or examined by any Taxing Authority;

(h) Davis-Lynch does not have, and has not had, a taxable presence in any jurisdiction other than those jurisdictions where it has filed Tax Returns;

(i) True, correct and complete copies of all material Tax Returns filed by Davis-Lynch during the past three years, and all material correspondence between Davis-Lynch and any Taxing Authority relating to such Tax Returns or Taxes due from Davis-Lynch during the past three years, have been made available to the Buyer;

(j) No material assessment, deficiency or adjustment for any Taxes has been assessed, proposed or threatened in writing with respect to Davis-Lynch that has not been abated, paid in full or adequately provided for on the Balance Sheet and no claim has been made or threatened in writing by any Governmental Entity in any jurisdiction that Davis-Lynch is liable for unpaid taxes in that jurisdiction;

(k) Davis-Lynch is not a party to any Tax allocation or Tax-sharing agreement with any Person that will survive Closing;

(l) Davis-Lynch does not have in force any power of attorney relating to Tax matters;

(m) Davis-Lynch is not a party to a joint venture, partnership or other arrangement that could be treated as a partnership for Tax purposes;

(n) No asset of Davis-Lynch (i) is “tax-exempt use property” within the meaning of Section 168(h) of the Code, or (ii) directly or indirectly secures any debt the interest of which is tax exempt under Section 103(a) of the Code;

(o) Davis-Lynch has never been a member of any affiliated, consolidated, combined or unitary group for U.S. federal or state income or franchise Tax purposes or any similar group under foreign law;

(p) Davis-Lynch is not and will not be liable for the Taxes of any other Person (i) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provisions of state, local, or foreign law), (ii) as a transferee, (iii) by contract, or (iv) otherwise;

(q) Seller is a U.S. person within the meaning of the Code;

(r) Davis-Lynch will not be required to include an amount in taxable income for any taxable period beginning after December 31, 2010 with respect to which a corresponding amount has not been accrued or been taken into account in a period ending on or prior to the Closing Date (including for purposes of the Financial Statements or the Final Working Capital) as a result of (i) a change in accounting method, (ii) an agreement with any Taxing Authority, or (iii) Davis-Lynch’s method of accounting for Tax purposes (including the use or application of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting or the cash method of accounting);

(s) Davis-Lynch has not entered into any agreement or arrangement with any Taxing Authority that requires it to take any action or to refrain from taking any action in order to secure Tax benefits not otherwise available;

(t) Davis-Lynch has not participated (within the meaning of Treasury Regulation Section 1.6011-4(c)(3)) in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) (and all predecessor regulations) or a “confidential corporate tax shelter” within the meaning of Section 6111 of the Code and the Treasury Regulations promulgated thereunder;

(u) Davis-Lynch does not have any material property or obligation, including uncashed checks to vendors, customers, or employees, non-refunded overpayments, or unclaimed subscription balances, that is escheatable or reportable as unclaimed property to any state or municipality under any applicable escheatment or unclaimed property laws;

(v) All of the material assets of Davis-Lynch have been properly listed and described on the property tax rolls for the taxing units in which the assets are located, and no portion of the material assets constitutes omitted property for property tax purposes; and

(w) Davis-Lynch is not a party to an agreement, contract, arrangement, or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code, whether or not some other subsequent action or event would be required to cause any such payment to be triggered.

4.11 Compliance With Applicable Laws. Except as disclosed on Schedule 4.11, Davis-Lynch is in compliance in all material respects with all applicable Laws.

4.12 Legal Proceedings. Except as disclosed on Schedule 4.12, there are no Proceedings pending or, to the Knowledge of Seller, threatened against Davis-Lynch or any properties of Davis-Lynch (including the real property subject to the Real Property Purchase Agreement). Davis-Lynch is not subject to any judgment, order, writ, injunction, or decree of any Governmental Entity.

4.13 Title. Except (i) as disclosed on Schedule 4.13, and (ii) for Permitted Encumbrances, the Company has valid, good and indefeasible title to, or in the case of leased property has valid leasehold interests in, those personal and real properties reflected in its books and records and in the Balance Sheet, other than those personal properties disposed of after the Balance Sheet Date in the ordinary course of business consistent with past practice and the absence of which would not result in the inability to carry on the Business as conducted by the Company on the date hereof.

4.14 Certain Obligations of Davis-Lynch.

(a) Schedule 4.14(a) sets forth a list of all (i) indebtedness for borrowed monies that involve payments by Davis-Lynch or guarantees of the obligations of other Persons by Davis-Lynch and (ii) reimbursement obligations of Davis-Lynch in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of Davis-Lynch.

(b) There are no joint venture agreements to which the Company is, or by which Davis-Lynch has been, a party.

(c) Except as set forth on Schedule 4.14(c), there are no contracts containing covenants limiting the freedom of Davis-Lynch to engage in any line of business or compete with any Person or operate at any location.

(d) Except for contracts of the nature described in Sections 4.14(a) and the Benefit Plans, Schedule 4.14(d) sets forth a list of all (i) contracts or agreements which require or entitle Davis-Lynch to make or receive payments of at least $100,000.00 annually or $1,000,000.00 in the aggregate, provided that the calculation of the aggregate payments for any such agreement or contract shall not include payments attributable to any renewal periods or extensions for which Davis-Lynch may exercise an option in its sole discretion to approve or disapprove; (ii) all contacts and commitments involving the sharing of profits of Davis-Lynch; (iii) any contract granting to any Person a right of first refusal, first offer or other right to purchase any of the material assets of Davis-Lynch and (iv) any contract that grants any Person the exclusive right to sell products or provide services within any geographical region other than a contract that (A) is terminable by each party thereto giving notice of termination to the other party thereto not more than 30 days in advance of the proposed termination date and (B) even if so terminable, contains no material post-termination obligations, termination penalties, buy-back obligations or similar obligations (each of the documents required to be set forth on Schedules 4.14(a) and (d) being a “Material Contract”).

(e) Except as set forth in Schedule 4.14(e), each Material Contract is valid and enforceable in accordance with its terms by and against Davis-Lynch, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a Proceeding at law or in equity). Davis-Lynch is not in breach of the terms of any such Material Contract in any material respect and, to the Knowledge of Seller, no other party to any Material Contract is in breach of the material terms thereof.

4.15 Benefit Plans.

(a) Schedule 4.15(a) lists all Benefit Plans sponsored by Davis-Lynch and its ERISA Affiliates. Such Benefit Plans have been maintained in compliance in all material respects with their terms and applicable Law. Seller has provided to Buyer, to the extent applicable to each such Benefit Plan, a true and complete copy of the following: the plan document for each such Benefit Plan; the related trust agreement, insurance contract or other funding arrangement; the most recent report on Form 5500; and the most recent summary plan description. There are no Proceedings pending (other than routine claims for benefits) or, to the Knowledge of Seller, threatened against, or with respect to, any of such Benefit Plans or their assets. All contributions required to be made to such Benefit Plans pursuant to their terms and the provisions of applicable Law have been timely made or accrued on the books of Davis-Lynch in a manner consistent with past practice. There is no matter pending with respect to any of such Benefit Plans before any Governmental Entity. For purposes of this Agreement, an “ERISA Affiliate” means each trade or business (whether or not incorporated) that together with Davis-Lynch would be deemed to be a “single employer” within the meaning of Section 4001 of ERISA or Section 414 of the Code. Schedule 4.15(a) also lists all Benefit Plans sponsored by MacQueen in which Workers are eligible to participate.

(b) Neither Davis-Lynch nor any ERISA Affiliate of Davis-Lynch sponsors, maintains, or directly contributes to, or has, within the past six (6) years, sponsored, maintained or directly contributed to, a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), a plan subject to Title IV of ERISA or Section 412 of the Code, a plan intended to be qualified under Section 401(a) of the Code, or a plan funded pursuant to a trust that is intended to be exempt from federal income taxation pursuant to Section 501(c)(9) of the Code.

(c) Davis-Lynch and its ERISA Affiliates have paid and discharged promptly all obligations and liabilities arising under ERISA or the Code of a character which, if unpaid or unperformed, might result in a claim against Buyer or Davis-Lynch or the imposition of a lien against Davis-Lynch or its assets. The execution and delivery of this Agreement and the consummation of the Transactions or the Reorganization will not (i) require Davis-Lynch to make a larger contribution to, or pay greater benefits or provide other rights under, any Benefit Plan than it otherwise would, whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered, or (ii) create or give rise to any additional vested rights or service credits under any Benefit Plan.

4.16 Environmental. Except as disclosed in Schedule 4.16:

(a) To the Knowledge of Seller, Davis-Lynch or Cadled (as applicable) (i) holds all material Environmental Permits required under all applicable Environmental Laws to conduct the Business, as conducted on the date hereof, (ii) is in compliance in all material respects with the terms and conditions of all such Environmental Permits, and (iii) has not received any notice of any Proceeding relating to the revocation or modification of any such Environmental Permit.

(b) To the Knowledge of Seller, each of Davis-Lynch and Cadled is, and at all times during the two-year period prior to the date of this Agreement has been in compliance in all material respects with all Environmental Laws that apply to the conduct of its Business.

(c) No Proceeding or Third Party Claim is pending or, to the Knowledge of Seller, threatened against Davis-Lynch or Cadled, and neither Davis-Lynch nor Cadled is a party to, or subject to the provisions of any order, in each case relating to (i) compliance with or liability under any applicable Environmental Laws or (ii) exposure of any person or property to Hazardous Substances as a result of Davis-Lynch’s or Cadled’s products or operations.

(d) To the Knowledge of Seller, no condition currently exists with respect to the operation of the Business or the Cadled Real Property, including any Release of any Hazardous Substance on or at the Cadled Real Property, that would reasonably be expected to give rise to any material liability or the imposition of any Lien, in each case under any applicable Environmental Law or Environmental Permit of Davis-Lynch.

(e) Seller has made certain environmental documents and occupational safety and occupational health documents available in the data room for Buyer’s review and will make any other environmental documents that are in its possession or control available to Buyer upon request.

(f) The representations and warranties made pursuant to this Section 4.16 are the sole and exclusive representations and warranties of Seller and Shareholder under this Agreement that address or relate in any way to any Environmental Laws, any Environmental Permits or any other matters that pertain to the Environment or occupational safety and occupational health.

4.17 Insurance. Schedule 4.17 sets forth a true and complete list and description of all policies of fire, liability, workers’ compensation, and other forms of insurance owned by or held by Davis-Lynch or otherwise related to the Business. All insurance policies maintained with respect to the Business are in full force and effect and all premiums due and payable on such policies have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date). No notice of cancellation of, or indication of an intention not to renew, any such insurance policy has been received by Seller or Davis-Lynch. Seller and Davis-Lynch have complied in all material respects with the terms and conditions of the policies.

4.18 Brokerage Fees. Except as set forth on Schedule 4.18, neither Seller nor any of its Affiliates has any obligation to pay any fees or commissions to any financial advisor, broker, agent, or finder on account of this Agreement or the Transactions for which Buyer or its Affiliates (including the Company after the Closing) could become liable or obligated.

4.19 Books and Records. The company records and minute books of Davis-Lynch have been maintained in accordance with all applicable statutory requirements and are complete and up-to-date in all material respects.

4.20 Employment Matters.

(a) Schedule 4.20(a) sets forth as of the date of this Agreement a complete and accurate list of all individuals directly employed by Davis-Lynch (including employees who are receiving disability benefits or are on family and medical, administrative or other type of leave) by name, job title, employing entity, date of hire and seniority or service credit if different, 2010 total compensation (including bonuses), current compensation, status (i.e., whether active or on leave of absence, and if on leave, the type of leave, such as disability, family, medical or military leave and expected duration), accrued vacation or paid time off and anticipated 2011 bonus, details of any applicable visa and details of any consulting agreement (each, an “Employee” and collectively, the “Employees”). Davis-Lynch is not subject to any obligation, agreement or understanding with any labor union, none of the Employees are covered by a collective bargaining agreement and, to the Seller’s Knowledge, there are no union organizational efforts pending or threatened respecting any such individuals.

(b) Davis-Lynch has entered into that certain Personnel Staffing Services Agreement with MacQueen Staffing, LLC (“MacQueen”) dated January 1, 2011, as amended by that certain Amendment to Personnel Staffing Services Agreement, dated on or about the date of this Agreement (as amended, the “Staffing Agreement”), pursuant to which MacQueen provides certain personnel services to Davis-Lynch. Other than as set forth in the Staffing Agreement, Davis-Lynch has no currently effective contract or agreement with any employee staffing agency or other entity that provides or has provided personnel or staffing services to Davis-Lynch. Schedule 4.20(b) sets forth as of May 31, 2011 a complete and accurate list of all workers employed or engaged by MacQueen that perform services for Davis-Lynch (each, a “Worker” and collectively, the “Workers”) pursuant to the Staffing Agreement (including Workers who are receiving disability benefits or are on family and medical, administrative or other type of leave and expected duration) by name, job title, date of hire and seniority or service credit if different, year-to-date 2011 total compensation and rate of current compensation, 2010 bonuses, status (i.e., whether active or on leave of absence, and if on leave, the type of leave, such as disability, family, medical or military leave), accrued vacation or paid time off and details of any applicable visa. Davis-Lynch is in material compliance with the terms and conditions of the Staffing Agreement.

(c) To the Knowledge of Seller, there are no unfair labor practice charges, complaints, or representation petitions or other Proceedings pending or threatened by or before any Governmental Entity having jurisdiction thereof, that involve any of the Employees or Workers.

(d) Davis-Lynch has complied with all Laws relating to employment and labor, including all Laws regarding equal employment opportunity, nondiscrimination, employee classification, employee leave, recordkeeping, immigration, wages, hours, overtime pay, benefits, collective bargaining, the payment of social security and other taxes, occupational safety and occupational health, and plant closing. As of the Closing Date, all Employees and Workers have been, or will have been, provided all wages and other compensation owed to them as of that date.

(e) Seller has no Knowledge of any strikes, work stoppages, work slowdowns or lockouts or of any threats thereof, by or with respect to any of the Employees or Workers.

4.21 Intellectual Property.

(a) Schedule 4.21(a) identifies all of the following items of Intellectual Property owned by Davis-Lynch: patents, patent applications, registered trade-marks, trademark applications, industrial design registrations, industrial design applications, registered copyrights, copyright applications and domain names. With respect to each of the foregoing items: (i) Davis-Lynch owns exclusive title and interest in and to the item, free and clear of any Encumbrance, except for Permitted Encumbrances, (ii) to the Knowledge of Seller, such items are valid, subsisting, and enforceable, and (iii) no Proceeding is pending or, to the Knowledge of Seller, threatened, that challenges the validity, enforceability, use or ownership of any of such items. Davis-Lynch owns or possesses the right to use all Intellectual Property required for the operation of the Business as currently conducted, free and clear of any Encumbrances, other than Permitted Encumbrances. Except as would not be material to the conduct of the Business, each item of Intellectual Property owned or used by the Company immediately prior to the Closing Date will be owned or available for use by the Company on substantially similar terms and conditions immediately subsequent to the Closing Date, except as noted on Schedule 4.5. Davis-Lynch has taken Reasonable Efforts to protect and maintain the confidentiality of all material trade secrets or confidential information owned by or licensed to the Company. The operation of the Business as presently conducted does not infringe or misappropriate the Intellectual Property of a third party, which infringement or misappropriation would have a Material Adverse Effect, and Davis-Lynch has not received any written notice within the 24 months prior to the date hereof from any Person claiming that Davis-Lynch is infringing upon or misappropriating the Intellectual Property of any Person, except for such instances where the claim has been settled without continuing liability or material payments by Davis-Lynch. To the Knowledge of Seller, no Person is infringing the Intellectual Property of Davis-Lynch.

(b) Schedule 4.21(b) sets forth a list of all license agreements in which Davis-Lynch licenses to a third party, or is licensed to use, any Intellectual Property, other than (i) commercially available off-the-shelf software or (ii) other software in which the total license fees due, individually or in the aggregate, are not material to Davis-Lynch. The representations set forth in Section 4.14(e) as to Material Contracts apply to each of the agreements listed on Schedule 4.21(b). The Seller has made available to Buyer true and complete copies of all license agreements listed on Schedule 4.21(b), including all amendments, terminations and modifications thereof.

4.22 Corruption and Proceeds of Crime.

(a) To the Knowledge of Seller, none of (i) Davis-Lynch, (ii) any of its Affiliates, shareholders (or other equity holders), principals, officers, directors, employees or (iii) any of the contractors, subcontractors, agents or representatives under contract with, or appointed by, Davis-Lynch relating to products sold or services performed by Davis-Lynch, is aware of or has taken any action with respect to a Davis-Lynch product or service, directly or indirectly, during the two-year period prior to the date of this Agreement, that would result in a violation by such Persons of (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, (ii) the U.K. Bribery Act of 2010, (iii) the U.K. Anti-Terrorism, Crime and Security Act of 2001, or (iv) any other anti-corruption and/or anti-bribery laws, regulations or requirements of any jurisdiction applicable to such Persons ((i), (ii), (iii) and (iv) collectively “Applicable Anti-Corruption Laws”).

(b) Davis-Lynch and its Affiliates have conducted the Business in compliance with Applicable Anti-Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith. No Proceeding by or before any Governmental Entity involving Davis-Lynch or any of its Affiliates with respect to any Applicable Anti-Corruption Law is pending or, to the Knowledge of Seller, threatened.

(c) The operations of Davis-Lynch and its Affiliates are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions in which they operate, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administrated or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”). No Proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Davis-Lynch or any of its Affiliates under any Money Laundering Laws is pending or, to the Knowledge of Seller, threatened.

4.23 Trade Controls and U.S. Sanctions. To the Knowledge of Seller, neither Davis-Lynch nor any of its Affiliates has taken any action, directly or indirectly, during the two-year period prior to the date of this Agreement, that has resulted or would result in a violation by such Persons of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) or for violation of any U.S. trade controls, including those administered by the Bureau of Industry and Security of the U.S. Commerce Department. Neither Davis-Lynch nor any Affiliate (i) is a Person described or designated in the Specially Designated Nationals and Blocked Persons List of OFAC or (ii) engages in any dealings or transactions with any such Person. No Proceeding by or before any Governmental Entity involving Davis-Lynch or any of its Affiliates relating to compliance with such U.S. trade controls or U.S. sanctions is pending or, to the Knowledge of Seller, threatened. Seller will not use the proceeds resulting from this Agreement in any manner which would violate any of such U.S. sanctions.

4.24 Condition and Sufficiency of Assets. The buildings, manufacturing facilities, structures, and equipment of Davis-Lynch are, collectively, structurally sound, in reasonable operating condition and repair, ordinary wear and tear excepted, and a reasonable Person engaged in the oilfield services business would determine that they are adequate for the uses to which they are being put, and none of such buildings, manufacturing facilities, structures, and equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs not material in cost or nature.

4.25 No Undisclosed Material Liabilities. Except: (a) as disclosed or reflected in the Financial Statements and (b) for liabilities and obligations incurred in the ordinary and normal course of business since the Balance Sheet Date (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of applicable Laws), Davis-Lynch is not subject to and has not incurred any liabilities which, in accordance with GAAP, are required to be reflected, reserved against or otherwise described in a balance sheet.

4.26 Affiliate Transactions. Except as set forth in Schedule 4.26 or as expressly contemplated in this Agreement, no Affiliate, stockholder, director or officer of Davis-Lynch (a) is a party to, or receives payments under (directly or indirectly), any contract or other intercompany financial arrangement with Davis-Lynch or (b) owns any property or right which is used by Davis-Lynch. Except as set forth in Schedule 4.26 and other than routine advances by Davis-Lynch to employees for travel and other business expenses made in the ordinary course of business of Davis-Lynch, there are no outstanding notes payable to, accounts receivable from or advances by Davis-Lynch to, and Davis-Lynch is not otherwise a creditor of, any Affiliate, stockholder, director or officer of Davis-Lynch, except for any of which is immaterial to the Business.

4.27 Accounts Receivable. Except as disclosed on Schedule 4.27, each of the Accounts Receivable arose in the ordinary course of business of Davis-Lynch and represents the genuine, valid and legally enforceable indebtedness of the account debtor and no valid contra account, counterclaim or adjustment (other than discounts for prompt payment shown on the invoice) has been asserted in writing or, to the Knowledge of Seller, is threatened by any of the account debtors of such Accounts Receivable. To the Knowledge of Seller, none of the account debtors of the Accounts Receivable is involved in a bankruptcy or insolvency proceeding or is generally unable to pay its debts as they become due except as disclosed on Schedule 4.27. The Company has good and valid title to the Accounts Receivable free and clear of all Encumbrances except Permitted Encumbrances. Except as set forth on Schedule 4.27, since the Balance Sheet Date, Davis-Lynch has not written off any Accounts Receivable as uncollectible.

4.28 Materials; WIP; Inventory. The Company owns its raw materials, work-in process and inventory free and clear of all Encumbrances except Permitted Encumbrances. Except as disclosed on Schedule 4.28, the work-in-process and inventory reflected on the Balance Sheet was acquired for sale in the ordinary course of business and is in good and saleable condition and is not obsolete, slow moving or damaged, except to the extent reflected in reserves set forth in the Balance Sheet. Such raw materials, work-in-process and inventory are located at the Company’s facilities or the consignment facilities set forth on Schedule 4.28 and, except as set forth on Schedule 4.28, none of such raw materials, work-in-process and inventory is subject to any consignment, bailment, warehousing or similar arrangement.

4.29 No Other Representations. EXCEPT AS AND TO THE EXTENT SET FORTH IN THIS AGREEMENT, SELLER MAKES NO REPRESENTATION OR WARRANTY WHATSOEVER TO BUYER INCLUDING ANY IMPLIED REPRESENTATION OR WARRANTY AS TO THE CONDITION, MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE COMPANY, ITS ASSETS, OR ANY PART THEREOF, OR THE BUSINESS. SELLER HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO BUYER OR ITS REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO BUYER BY ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF SELLER OR ANY AFFILIATE THEREOF, WHETHER IN ANY MANAGEMENT PRESENTATIONS, “BREAK-OUT” DISCUSSIONS, RESPONSES TO QUESTIONS SUBMITTED ON BEHALF OF THE BUYER, OR IN ANY OTHER FORM IN EXPECTATION OR FURTHERANCE OF THE TRANSACTIONS), EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED HEREIN. BUYER IS ACQUIRING THE COMPANY IN ITS ACQUISITION OF THE INTERESTS ON AN “AS IS” AND “WHERE IS” BASIS, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED HEREIN.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller and the Shareholder as follows:

5.1 Organization. Buyer is a corporation duly organized, validly existing, and in good standing under the Laws of the jurisdiction of the State of Delaware.

5.2 Buyer’s Authority. Buyer has full corporate power and corporate authority to execute, deliver, and perform this Agreement. The execution, delivery, and performance by Buyer of this Agreement and the other Transaction Documents to which it is a party and the consummation by it of the Transactions, have been duly authorized by all necessary corporate action of Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes, and each such other Transaction Document when executed and delivered will constitute, a valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except that such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, and similar Laws affecting creditors’ rights generally and (ii) equitable principles which may limit the availability of certain equitable remedies (such as specific performance) in certain instances.

5.3 No Conflict. The execution, delivery and performance by Buyer of this Agreement or the other Transaction Documents to which it is a party do not and will not:

(a) violate or breach the certificate of incorporation or bylaws of Buyer;

(b) violate or breach any Law binding upon Buyer; or

(c) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance (other than a Permitted Encumbrance) on any of the assets or properties of Buyer any note, bond, letter of credit, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument to which Buyer is a party.

5.4 Consents and Approvals. No Governmental Approval, nor any consent, approval, authorization, license, order or permit of, or declaration, filing or registration with, or notification to, any other Person, is required to be made or obtained by the Buyer in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents, or the consummation of the Transactions, except (a) applicable requirements of the HSR Act and (b) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not reasonably be expected to prevent or materially delay the consummation of the Transactions or to materially impair the Buyer’s ability to perform its obligations under any Transaction Document to which it is a party.

5.5 Financing. Buyer has delivered to Seller true, correct and complete copies of an executed debt commitment letter dated as of June 17, 2011 (the “Commitment Letter”) and the Credit Agreement, as defined in the Commitment Letter. The financing contemplated by the Commitment Letter, together with available lines of credit of Buyer or other sources of immediately available funds, constitute all of the financing required to be provided to Buyer for the consummation of the Transactions. Buyer has fully paid any and all commitment fees incurred in connection with the Commitment Letter that are due and owing as of the date hereof, has executed and delivered the Fee Letter, as defined in the Commitment Letter, and has otherwise complied and is in compliance with the Commitment Letter. As of the date of this Agreement, (i) the conditions specified in Section 3.2 of such Credit Agreement (other than delivery of a Notice of Borrowing, as defined therein) are satisfied, and (ii) the conditions specified in subclauses (A), (B) and (C) of clause (iii) of Section 2.15(b) of such Credit Agreement are satisfied, and Buyer reasonably believes that all other conditions described in said Section 2.15(b) will be satisfied by the Closing Date. At the Closing, Buyer will have sufficient sources of immediately available funds to enable it to pay the Estimated Purchase Price to Seller when required hereunder and the purchase price to Cadled under the Real Property Purchase Agreement when required thereunder, and to consummate the Transactions, it being understood that in no event shall Buyer’s inability to obtain financing for any reason constitute a condition to Buyer’s obligation to consummate the Transactions.

5.6 Legal Proceedings. There are no Proceedings pending or, to the Knowledge of Buyer, threatened seeking to restrain, prohibit, or obtain damages or other relief in connection with this Agreement or the Transactions. There are no Proceedings pending or, to the Knowledge of Buyer, that would have an effect on the ability of Buyer to complete the Transactions.

5.7 Brokerage Fees. No financial advisor, broker, agent, or finder retained by Buyer is entitled to any portion of the Purchase Price or has any valid claim against the Seller or the Shareholder as a result of this Agreement or consummation of the Transactions.

5.8 Nature of Investment. Buyer is acquiring the Interests for investment purposes only and not with a view toward resale or distribution thereof in violation of applicable securities Laws. The Buyer has such knowledge and experience in financial, business and Tax matters that it is capable of evaluating the merits and risks of an investment in the Company. The Buyer has conducted a review and analysis of the Business, operations, assets, liabilities, results of operations and financial condition of the Company and has evaluated the Tax consequences of the Transactions and of the operation of the Company. The Buyer acknowledges that the Buyer has been or will have been provided adequate access to the personnel, properties, premises and records of the Company for such purpose. The Buyer acknowledges that all such information related to Davis-Lynch has been provided subject to the disclaimer set forth in Section 4.29.

5.9 Ability of the Buyer to Bear Risk of Investment. The Buyer understands that, except to the extent expressly set forth in the representations and warranties made by the Seller or the Shareholder in this Agreement, there is no assurance as to the viability or future performance of the Company. The Buyer recognizes that an investment in the Interests is speculative and involves a high degree of risk including, but not limited to, the risk of economic losses from operations of the Company and the potential loss of investment. The Buyer understands that no market for the Interests exists and none may develop in the future. The Buyer is able to bear the economic risk of an investment in the Interests to be acquired by it hereunder for an indefinite period of time, and, at the present time, is able to afford a complete loss of such investment. The commitment of the Buyer to investments which are not readily marketable or transferable is not disproportionate to the net worth of the Buyer, and investment in the Interests will not cause such commitment to become excessive. The Buyer has, and at the Closing will have, no need for liquidity with respect to the Interests.

ARTICLE 6

CONDUCT OF BUSINESS PENDING CLOSING

6.1 Conduct of Business. Except as specifically provided in this Agreement (including Schedule 6.2), during the period from the date hereof to the Closing, Seller shall cause Davis-Lynch to conduct its operations according to its ordinary course of business consistent with past practice and shall use Reasonable Efforts to preserve, maintain, and protect its assets, rights, relationships, and properties; provided, however, Seller and Davis-Lynch shall not be required to make any payments or enter into or amend any contracts, agreements, arrangements, or understandings to satisfy the foregoing obligation other than in the ordinary course of business consistent with past practice. During such period, Seller may terminate any intercompany financial arrangement between Davis-Lynch, on the one hand, and Seller or its Affiliates on the other hand.

6.2 Pre-Closing Restrictions. Without limiting the generality of Section 6.1 and except as contemplated by Section 7.7 or as otherwise expressly provided in Schedule 6.2, prior to the Closing, the Shareholder and Seller shall not, without the prior written consent of Buyer, which consent shall not be unreasonably withheld or delayed, to:

(a) permit the Company to amend its certificate of formation or limited liability company agreement;

(b) permit the Company to (i) issue, sell, or deliver any membership interests or other securities or equity equivalents; or (ii) amend in any material respect any of the terms of any such interests outstanding as of the date hereof;

(c) permit the Company to (i) split, combine, or reclassify any of its outstanding equity; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its outstanding equity, except to pay and distribute to Seller the Excluded Assets; (iii) repurchase, redeem or otherwise acquire any of its Interests or other securities or equity equivalents; or (iv) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing a liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization;

(d) permit the Company to (i) create, incur, guarantee, or assume any indebtedness for borrowed money or otherwise become liable or responsible for the obligations of any other Person; (ii) make any loans, advances, or capital contributions to, or investments in, any other Person; or (iii) mortgage or pledge any of its material assets, tangible or intangible, or create any Encumbrance thereupon other than Permitted Encumbrances;

(e) permit the Company to acquire, sell, lease, transfer, or otherwise dispose of, directly or indirectly, any assets outside the ordinary course of business consistent with past practice;

(f) permit the Company to acquire (by merger, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership, or other business organization or division thereof;

(g) permit the Company to terminate, amend, or grant any waiver of any material term under, or give any material consent with respect to, any Material Contract or enter into any contract or agreement that would be a Material Contract;

(h) permit the Company to change any of the accounting principles or practices used by Davis-Lynch, except for any change required by reason of a concurrent change in GAAP;

(i) permit the Company to establish or amend any Benefit Plan other than as required by the terms of any such Benefit Plan or to comply with applicable Law, or establish any plan, agreement, program, policy, trust, fund or other arrangement that would be a Benefit Plan if it were in existence as of the date of this Agreement;

(j) permit the Company to settle any claim or Proceeding (other than those legal Proceedings constituting Excluded Assets), other than settlements in the ordinary course of business consistent with past practice, in each case (i) for no more than $250,000 (individually or in the aggregate with other settlements since the date of this Agreement) and (ii) in a manner that does not involve non-monetary relief that would reasonably be expected to adversely effect the ability of Davis-Lynch to operate its business as currently conducted consistent with past practice;

(k) permit the Company to make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any amendment to a federal,

state or foreign income Tax Return or any other material Tax Return, enter into any Tax sharing or similar agreement or closing agreement, settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or enter into intercompany transactions giving rise to deferred gain or loss of any kind;

(l) permit the Company to purchase any equity interests or other securities of any Person, except for short-term investments made in the ordinary course of business consistent with past practice;

(m) grant, or permit the Company to grant, to any Employee or Worker (or agree with MacQueen to grant) an increase in compensation or take any action with respect to the amendment or grant of any severance or termination or compensation pay policies or arrangements for any Employee other than in the ordinary course of business consistent with past practices or as required by or to comply with the terms of a Benefit Plan or applicable Law, provided, however, that the Company, in its discretion, may (i) grant Employees and Workers base pay increases in the manner and to the extent described on Schedule 6.2, and (ii) pay bonuses and other amounts to Key Personnel, other Employees, Workers, former employees and others in connection with the Closing in an aggregate amount that is not in excess of the limit set forth on Schedule 6.2 (provided that (x) the amount of such bonuses, including any withholdings and associated payroll tax liability, will be deducted from the Company’s cash balances prior to the Company’s distribution as part of the Excluded Assets to Seller as described in Section 7.7 and the Purchase Price shall be reduced dollar-for-dollar to the extent the amount of such bonuses exceeds the Company’s cash balances prior to such distribution of such cash balances as part of the Excluded Assets as described in Section 7.7, and (y) the Seller will advise Buyer of the identities of the recipients of such bonuses and the amount for each recipient at least two Business Days prior to Closing);

(n) permit the Company to cancel or terminate any of the insurance coverage or allow any insurance coverage to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing provide coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(o) directly or indirectly (i) discuss or continue to discuss, negotiate or continue to negotiate, initiate, authorize, propose or enter into any transaction involving a business combination, the sale of a material amount of the assets of the Company or the Seller, the sale of the Interests or that would otherwise be inconsistent with the transactions contemplated by this Agreement or (ii) furnish information to or otherwise cooperate with any Person to engage in or seek to engage in any such transaction; or

(p) agree or commit to do any of the foregoing.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1 Access to Information and Confidentiality.

(a) Access. Between the date hereof and the Closing, Seller:

(i) shall give Buyer and its authorized representatives reasonable access, during regular business hours and upon reasonable advance notice, to such offices, plants, and other facilities, and such books and records, of Davis-Lynch, as are reasonably necessary to allow Buyer and its authorized representatives to make such inspections as they may reasonably require to verify the accuracy of any representation or warranty contained in Article 4; and

(ii) shall cause officers of Davis-Lynch to furnish Buyer and its authorized representatives with such financial and operating data and other information with respect to Davis-Lynch as Buyer may from time to time reasonably request.

Seller shall have the right to have a representative present at all times during any such inspections, interviews, and examinations conducted at or on the offices, plants, or other facilities or properties of Seller or Davis-Lynch. Additionally, Buyer shall hold in confidence all such information on the terms and subject to the conditions contained in the Confidentiality Agreement. Buyer shall have no right of access to, and Seller shall have no obligation to provide to Buyer, the following information:

(1) bids received by Davis-Lynch from other Persons in connection with the Transactions and information and analysis (including financial analysis) relating to such bids; and

(2) any information the disclosure of which would, in the opinion of outside counsel to Davis-Lynch, jeopardize any privilege available to Davis-Lynch, Seller or any Seller Affiliate relating to such information or would cause Seller, any Seller Affiliate or Davis-Lynch to breach a confidentiality obligation existing as of the date of this Agreement.

(b) Retention by Seller. Seller and any Seller Affiliate may retain a copy of all data room materials and all books and records prepared in connection with the Transactions, including (i) copies of any books and records which may be relevant in connection with the defense of Claims or other disputes arising hereunder and (ii) copies of all financial information and all other accounting books and records prepared or used in connection with the preparation of financial statements of Davis-Lynch.

(c) Record Preservation by Buyer. Buyer shall preserve and keep all books and records (other than Tax records which are addressed in Section 11.7) relating to the Business or operations of Davis-Lynch on or before the Closing Date in Buyer’s possession for a period of at least five (5) years from the Closing Date and afford Seller and the Shareholder, at its or his cost or expense, to make copies thereof. After such five (5) year period, before Buyer shall dispose of any of such books and records, Buyer shall give Seller at least ninety (90) calendar days’ prior notice to such effect, and Seller shall be given an opportunity, at its cost and expense, to remove and retain all or any part of such books and records as Seller or the Shareholder may select. Notwithstanding the foregoing, Buyer agrees that it shall preserve and keep all books and records of Davis-Lynch relating to any investigation instituted by a Governmental Entity or any litigation (whether or not existing on the Closing Date) if any possibility exists that such investigation or litigation may relate to matters occurring prior to the Closing, without regard to the five (5) year period set forth in this Section 7.1(c); provided that Buyer shall have no obligation to preserve or keep books and records relating to the Excluded Assets.

(d) Record Preservation by Seller and the Shareholder. If following Closing the Seller or the Shareholder discovers in his or its possession or control any books and records relating to the business or operations of Davis-Lynch on or before the Closing Date (other than those received under clause (c) above or related to the Excluded Assets), then the Seller or the Shareholder shall promptly inform Buyer and provide Buyer with the originals of such books and records, subject to the right of Seller and the Shareholder to retain copies thereof. The Seller and Shareholder shall upon Buyer’s request use their Reasonable Efforts, at no cost to them, in identifying any such books and records in the possession or control of third parties (such as counsel and accountants) to enable Buyer to obtain the originals or copies thereof as Buyer may reasonably desire. In addition, the Seller shall preserve and keep all books and records relating to the Excluded Assets in the possession of Seller or its Affiliate which receives the Excluded Assets under Section 7.7 for a period of at least five (5) years from the Closing Date and afford Buyer, at its cost or expense, to make copies thereof, provided Buyer agrees to preserve the confidentiality thereof as reasonably required by the Seller or the Shareholder.

7.2 Regulatory and Other Authorizations and Consents.

(a) Filings; Additional Actions. Each Party shall use all Reasonable Efforts to obtain all material authorizations, consents, orders, and approvals of, and to give all notices to and make all filings with, all Governmental Entities (including those pertaining to the Governmental Approvals) and other Third Parties that may be or become necessary for its execution and delivery of, and the performance of its obligations under this Agreement and will cooperate fully with the other Party in promptly seeking to obtain all such material authorizations, consents, orders, and approvals, giving such notices, and making such filings. To the extent required by the HSR Act, each Party shall:

(i) file or cause to be filed, as promptly as practicable but in no event later than the fifth Business Day after the execution and delivery of this Agreement, with the Federal Trade Commission and the United States Department of Justice, all reports and other documents required to be filed by such Party under the HSR Act concerning the Transactions; and

(ii) promptly comply with, or cause to be complied with, any requests by the Federal Trade Commission or the United States Department of Justice for additional information concerning such transactions, in each case so that the waiting period applicable to this Agreement and the Transactions under the HSR Act shall expire as soon as practicable after the execution and delivery of this Agreement.

(b) Response to Regulatory Action. Buyer shall use its Reasonable Efforts and take all steps reasonably necessary to avoid action being taken by the Federal Trade Commission or United States Department of Justice to block the Transactions, including entering into a consent order or agreeing to divest assets provided such consent order or divestiture would not have a material Adverse Effect on the business of the Buyer.

Each Party shall request, and cooperate with the other Party in requesting, early termination of any applicable waiting period under the HSR Act. Buyer shall pay the filing fees payable in connection with the filings by the Parties required by the HSR Act. Each Party shall provide prompt notification to each other Party when it becomes aware that any consent or approval referred to in this Section 7.2 is obtained, taken, made, given or denied, as applicable.

(c) Third Party Consents. Buyer will use its Reasonable Efforts to assist Seller in obtaining any consents of Third Parties necessary or advisable in connection with the Transactions, including providing to such Third Parties such financial information with respect to Buyer as such Third Parties may reasonably request.

7.3 Employee Matters.

(a) Level of Employee Benefits Provided by Buyer. Subject to Section 7.3(d) below, Buyer shall provide or shall cause to be provided to each Employee and Worker, during the one (1) year period following the Closing Date (or, if shorter, for so long as the Employee or Worker is employed by Davis-Lynch, Buyer, MacQueen, or any Affiliate of Buyer, as applicable), the same or greater aggregate base salary (or rate of pay) and bonus opportunity shown on Schedules 4.20(a) and 4.20(b), and other compensation and employee benefits that, with respect to such Employee or Worker, are substantially equivalent in the aggregate to the compensation and benefits provided by Davis-Lynch to such Employees and by MacQueen to the Workers (determined based upon the benefits set forth in Schedule 4.15(a)) immediately before the Closing Date. For the avoidance of doubt, nothing in this Section 7.3(a) shall require Buyer to provide or cause to be provided any particular bonus to any Employee or Worker for calendar year 2012. Nothing in this Agreement shall affect Buyer’s right to terminate the employment of any Employee or MacQueen to terminate the employment of any Worker; provided, however, that if an Employee is terminated by Buyer or any of its Affiliates without “Cause” (as defined in Schedule 7.3(a)) or if a Worker is terminated by MacQueen at the direction of Buyer without “Cause,” (as defined in Schedule 7.3(a)) in either case within one year following the Closing Date, Buyer shall provide or cause to be provided to such Employee or Worker the benefits described in Schedule 7.3(a); provided, further, that the benefit described in item 1 of Schedule 7.3(a) shall be provided only if such Employee or Worker executes (and does not revoke in the time provided to do so) a release of all claims in a form reasonably acceptable to Buyer, which such release shall release all claims against Buyer, Davis-Lynch, and their respective agents, representatives and Affiliates and which shall be executed by such Employee or Worker, and shall no longer be revocable, within 55 days after the date of such termination of employment. Notwithstanding the foregoing, for purposes of this Section 7.3(a), a termination of the Staffing Agreement will not be treated as a termination of employment of a Worker if the Worker continues to provide services to Davis-Lynch, Buyer or an Affiliate of Buyer, whether by direct employment or otherwise, after such termination.

(b) Vacation. Subject to Section 7.3(d) below and Buyer’s vacation scheduling policy, between the Closing Date and the end of the year in which the Closing occurs, Buyer shall permit all Employees and Workers to schedule and take the same number of days of vacation as they had scheduled and would have been eligible to take under Davis-Lynch’s or MacQueen’s vacation policy based upon the recognized credited service amounts of such Employees and Workers with Davis-Lynch or MacQueen, as applicable.

(c) Service Credit and Welfare Benefits. No later than the Closing Date, Seller will provide to Buyer information regarding each Employee’s or Worker’s service credit recognized as of the Closing Date by Davis-Lynch or its Affiliates or MacQueen, and their respective predecessors, for purposes of eligibility, vesting, determination of the level of benefits, and benefit accruals, under each benefit plan in which such Employee or Worker participated immediately prior to the Closing Date. Following the Closing Date (or, if later, the date of termination of the Staffing Agreement with respect to the Workers), Buyer shall count and credit such recognized service credit with respect to each Employee and Worker for purposes of eligibility, vesting, and benefit accruals but excluding benefit accruals under a defined benefit pension plan under all benefit plans of Buyer which are made available by Buyer or an Affiliate of Buyer to the Employees or Workers, subject to applicable nondiscrimination requirements under the Code and the guidance issued thereunder. Following the Closing Date, Buyer shall cause Davis-Lynch or any Affiliate of Buyer that may employ the Employees or Workers to (A) waive any preexisting condition limitations otherwise applicable to the Employees or the Workers and their eligible dependents under any plan of Buyer or any Affiliate of Buyer that provides health benefits in which the Employees or Workers may be eligible to participate following the Closing to the extent such preexisting condition limitations did not apply under the corresponding plan of Davis-Lynch or its Affiliates or MacQueen and (B) honor any deductible, co-payment and out-of-pocket maximums incurred by the Employees or Workers and their eligible dependents under the health plans in which they participated immediately prior to the Closing Date (or, if later, the date of termination of the Staffing Agreement with respect to the Workers) during the portion of the calendar year prior to the Closing Date (or, if later, the date of termination of the Staffing Agreement with respect to the Workers) in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Davis-Lynch, Buyer or any Affiliate of Buyer in which they are eligible to participate on and after the Closing Date (or, if later, the date of termination of the Staffing Agreement with respect to the Workers) in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred. No later than thirty (30) days after the Closing Date, Seller shall provide Buyer with all information reasonably necessary to satisfy the requirements of the preceding sentence and of Section 7.3(b) and, to the extent such information is not so provided, Buyer shall have no obligation to take any action that would otherwise be required of it in connection with such requirements.

(d) Key Personnel; Workers. Notwithstanding the preceding provisions of this Section 7.3:

(i)

the only provision of Section 7.3(a) that shall apply to the Key Personnel who enter into written employment contracts with Buyer or one of its Affiliates (including the Company following the Closing) in accordance with Section 7.12 shall be that provision relating to the level of benefits that Buyer shall provide or cause to be provided during the one year following the Closing Date. For the avoidance of doubt, those provisions of Section 7.3(a) relating to base salary or rate of pay or severance pay and benefits referenced on Schedule 7.3(a) shall not apply to Key Personnel who enter employment contracts as contemplated by Section 7.12.

(ii)	Buyer’s obligations under this Section 7.3 with respect to a Worker shall, during the period such Worker is employed by MacQueen, be limited to using Reasonable Efforts to cause MacQueen (at the cost and expense of Buyer) to fulfill such obligations.

7.4 Public Announcements. Prior to the Closing, the Parties shall consult with each other and obtain the other’s written approval before they or any of their Affiliates issue any press release or otherwise make any public statement with respect to this Agreement or the Transactions. Buyer and Seller and their Affiliates shall not issue any such press release or make any such public statement prior to such consultation and approval, except as may be required by Law; but such approval shall not be unreasonably withheld.

7.5 Supplemental Disclosure. Seller shall have the continuing obligation until the Closing to notify Buyer with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule. Seller shall promptly deliver a copy of the amendment or supplement (in either case, the “Supplemental Disclosure”) to Buyer. For all purposes of this Agreement, including the indemnification provisions, conditions to Closing (including in determining whether the condition set forth in Section 9.1 has been fulfilled) and representations and warranties contained herein, the Schedules hereto shall be deemed to include only that information contained therein on the date of this Agreement and shall be deemed to exclude all information contained in any Supplemental Disclosure; provided, however, that if the Closing shall occur, then all matters disclosed pursuant to any Supplemental Disclosure at or prior to the Closing that relate to facts in existence after the date of this Agreement which give rise to a breach of a representation or warranty contained in Article 4 or 5 hereof shall be waived, and no Buyer Indemnitee or other Party shall be entitled to make any Claim in respect thereof. For the avoidance of doubt, any such Supplemental Disclosure based upon facts in existence prior to the date of this Agreement which give rise to a breach of a representation or warranty contained in Article 4 or 5 hereof shall be disregarded for all purposes under this Agreement (including the indemnification provisions, conditions to Closing (including in determining whether the condition set forth in Section 9.1 has been fulfilled) and representations and warranties contained herein) other than in connection with any claim of fraud.

7.6 Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such fee or expense, whether or not the Closing shall have occurred.

7.7 Excluded Assets.

(a) The Transactions exclude, and prior to the Closing Date, Seller may cause Davis-Lynch to transfer to Seller or any of its Affiliates the following (the “Excluded Assets”):

(i) the information described in subsections (1) and (2) of the last paragraph of Section 7.1(a);

(ii) all cash and cash equivalents owned, held or controlled by the Company as of the time of such transfer (which must occur prior to the Closing Date), including amounts held in demand and deposit accounts, certificates of deposit, securities, negotiable instruments, life insurance policies on the life of the Shareholder, annuities, and items of similar nature; and

(iii) all rights and interests of whatever nature under the lawsuits, claims, litigation and causes of action, and all related rights, properties and interests (including property obtained in realization of the foregoing), all described in Schedule 7.7(a).

Buyer acknowledges that Seller intends to sweep the Company’s accounts no later than the date prior to the Closing Date and that it will be incumbent upon Buyer to furnish its own cash working capital for operation of the Business from and after Closing. Notwithstanding anything to the contrary provided elsewhere in this Agreement, Seller’s representations and warranties in Article 4 shall not apply to any of the items described in clauses (i) through (iii) of the immediately preceding sentence.

(b) Buyer acknowledges that Seller, between the time of execution of this Agreement and the Closing Date, will be taking various actions required to transfer and assign the Excluded Assets from the Company to Seller or a Seller Affiliate. If the transfer of any of the Excluded Assets requires the consent of any Third Party and such consent is not received prior to Closing, Seller and Buyer shall cooperate and each shall use Reasonable Efforts to obtain such consents to the extent required of such Third Party. If and when any such consents are obtained, Buyer will cause the applicable asset to be transferred to Seller or its designated Affiliate. If any such consent cannot be obtained, Buyer shall cooperate in any reasonable arrangement designed to obtain for Seller all benefits, obligations and privileges of the applicable Excluded Asset, including possession, use, risk of loss, potential for gain and dominion, control and demand.

(c) Except to the extent expressly set forth in this Agreement and any Transaction Document executed pursuant to Section 7.7(b), after the Closing, neither Buyer, Davis-Lynch nor any other Buyer Indemnitee shall have any obligation with respect to any Excluded Asset, and Seller and the Shareholder hereby release and discharge the Buyer Indemnitees from any and all obligations, claims and Losses that have or may accrue and that relate to, arise out of or result from the Excluded Assets.

7.8 Non-Competition and Non-Solicitation.

(a) For a period of two years beginning on the Closing Date, the Seller and the Shareholder shall not act for, be employed by, engage in, carry on, provide consulting services to (except as provided under the Consulting Agreement), license, permit or assign the right to use Shareholder’s personal name (including solely the name “Davis”), directly or indirectly, to, or have a financial interest in (directly or indirectly, individually, as a member of a partnership or limited liability company, equity owner, stockholder, investor, owner, officer, director, trustee, manager, employee, agent, representative, associate or consultant), any Competitive Business anywhere within the Territory.

(b) For a period of two years beginning on the Closing Date, the Seller and the Shareholder shall not, whether as a principal, agent, officer, director, employee, consultant, independent contractor or otherwise, alone, in association with or on behalf of any other Person, firm, corporation or other business organization, directly or indirectly (i) solicit, sell, call upon, advise, do or attempt to do business with or otherwise contact for a business purpose any customer of the Business (as conducted on and after the Closing Date) for any Competitive Business anywhere within the Territory, or solicit, encourage or induce any such customer to terminate, suspend, or otherwise modify its business relationship with the Company, or (ii) hire or attempt to hire any officer, employee or consultant of the Company or its successors or solicit or encourage any such Person to terminate his or her employment or engagement with the Company or its successors.

(c) The Seller and the Shareholder acknowledge and agree that the covenants and undertakings set forth in this Section 7.8 are incident to the sale of a business and the transfer of the goodwill that the Seller and the Shareholder are conveying and causing to be conveyed are reasonable and necessary for the protection of the legitimate business interests of the Buyer and the Company. In this regard, the Seller and the Shareholder specifically agree that the limitations as to period of time and geographic area, as well as all other restrictions on their activities specified herein, are reasonable and necessary for the protection of the Buyer and the Company and the value of the Interests purchased by the Buyer under this Agreement and the goodwill associated therewith. The Parties agree that, if any court of competent jurisdiction determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section 7.8 is unreasonable, arbitrary or against public policy, then a lesser period of time, geographical area, business limitation or other relevant feature which is determined to be reasonable, not arbitrary and not against public policy shall be enforced against the applicable Party. The Parties acknowledge and agree that, in the event of a breach or threatened breach of any of the provisions of this Section 7.8, Buyer and the Company shall be entitled to immediate injunctive relief, as any such breach would cause Buyer and the Company irreparable injury for which there would be no adequate remedy at law. Nothing herein shall be construed so as to prohibit the Buyer or the Company from pursuing any other remedies available at law or in equity for any such breach or threatened breach.

7.9 Purchase Price Allocation. Buyer and Seller shall use Reasonable Efforts to agree on the amount and appropriate allocation of the Tax Consideration among the Davis-Lynch assets prior to the Closing Date, it being understood and agreed that inventory will be valued at cost, accounts receivable will be valued at book basis less existing allowances for doubtful accounts, and fixed assets will be valued no higher than original cost, unless otherwise required by Section 1060 of the Code and the Treasury Regulations promulgated thereunder. Buyer and Seller agree to cooperate in good faith to mutually agree to such allocation and shall reduce such agreement to writing (as agreed upon, the “Purchase Price Allocation”). Buyer and Seller covenant that they will each file any forms and statements required under U.S. federal or state income Tax laws (including IRS Form 8594) with their respective 2011 income Tax Returns to report the Purchase Price Allocation in accordance with the instructions on the forms. The Purchase Price Allocation shall be revised to take into account subsequent adjustments to the Tax

Consideration in the manner provided by Section 1060 of the Code and the Treasury Regulations thereunder. Buyer and Seller shall not file any Tax Return or otherwise take any position with respect to Taxes which is inconsistent with such Purchase Price Allocation, except as required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

7.10 Insurance, Etc. From and after the Closing, the Buyer shall not, and it shall not cause the Company or its successors to, take any action that would void, terminate or otherwise cancel any insurance coverages in effect at the time of the Closing, to the extent that the same would render unavailable to any Persons acting as officers, directors or similar capacities of Davis-Lynch any insurance coverage that would otherwise have been available to them with respect to occurrences prior to and including the Closing. To the extent that any such Person thereof is a named insured party under any such insurance coverages with respect to occurrences prior to and including the Closing, the Buyer shall not (and shall not cause the Company or its successors to) take any action to remove them from named insured status. In addition, any indemnification, contribution, exculpation and reimbursement rights of any such Persons accrued through the Closing Date, whether under Davis-Lynch’s constituent documents, or under any contract listed on the Disclosure Schedule shall not be terminated and no rights thereunder impaired as a result of the Transactions, but those rights shall survive the Closing and continue in effect thereafter with respect to events and conditions in existence at or prior to the Closing Date. The provisions of this Section 7.10 are intended for the benefit of, and will be enforceable by, any current or former officer or director (or person exercising equivalent functions) of Davis-Lynch and his or her heirs or representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have had by contract or otherwise. For the avoidance of doubt, this Section 7.10 shall not prohibit Buyer or the Company, after the Closing, from amending, canceling, replacing or otherwise altering any insurance policy or the coverage thereunder with respect to occurrences after the Closing.

7.11 Use of Name. Each of the Shareholder and Seller agrees that from and after the Closing Date, neither the Shareholder nor Seller will directly or indirectly use, in connection with any business activities, any service marks, trademarks, trade names, trade dress, Internet domain names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing, including any word or logo confusingly similar thereto, used by Davis-Lynch on or before the Closing Date. This Section 7.11 in no event restricts the Shareholder’s use of his own personal name except to the extent and for the period set forth in Section 7.8.

7.12 Key Personnel Contracts. Subject to and conditioned upon the occurrence of the Closing, Buyer shall, or shall cause one of its Affiliates (including the Company, following the Closing) to enter into written employment contracts, each of which contracts shall be in the form attached hereto as Exhibit D, with each of the Key Personnel who execute and deliver such contracts (in such form) to Buyer within thirty days of the Closing. If Buyer fails or refuses to timely enter into any such contract with any such Key Personnel who is ready, willing and able to execute a counterpart thereof, the Seller is authorized to enforce the foregoing obligation of the Buyer and seek liquidated damages against the Buyer arising from such failure or refusal in an amount equal to one year’s base salary plus the anticipated 2011 bonus of the affected Key Personnel, which liquidated damages are agreed to be the Parties’ reasonable estimate of the financial injury resulting therefrom and is not intended as a penalty.

7.13 2008 Audit. Promptly following execution of this Agreement, Seller agrees to engage its regular outside accounting firm to conduct an audit of the financial statements of Company Predecessor at December 31, 2008 and for the fiscal year then ended in accordance with audit standards consistent with those employed in the audit of the Financial Statements described in Section 4.8(a)(i). All fees and expenses associated with the foregoing are intended to be for the account of Buyer. Buyer shall immediately upon written demand reimburse the Seller or the Company (as applicable) for all such fees and expenses incurred and paid by it prior to Closing, or if Closing for any reason (regardless of fault) does not occur. If Closing does occur, in no event shall any such fees and expenses be included as liabilities in any calculation of Working Capital. In no event shall the progress or completion of such audit constitute a condition to Closing hereunder.

7.14 Letters of Credit. The Parties acknowledge that consummation of the Transactions will constitute an event of default under the Continuing Agreement for Commercial and Standby Letters of Credit described on Schedule 4.14(a), and they agree that it is not a condition to consummation of the Transactions that any consents or waivers be obtained under such Agreement. It shall therefore be the Buyer’s responsibility, at or prior to the Closing, at Buyer’s discretion, to (i) obtain a satisfactory consent or waiver under such Agreement, (ii) cause all letters of credit issued thereunder and in force as of the Closing to be released at or prior to Closing, and to substitute such letters of credit with replacement letters of credit or other security to the reasonable satisfaction of the beneficiaries thereof, or (iii) enter into a financial accommodation with the issuer of such letters of credit to permit the same to remain outstanding following consummation of the Transactions and such event of default. Buyer shall keep Seller reasonably informed regarding the foregoing, and Buyer shall take such action without cost or liability to Seller or the Shareholder and in such a way so as not to prevent or interfere with the distribution of cash and cash equivalents contemplated by Section 7.7(a) and the other rights and interests of Seller and the Shareholder under the Transaction Documents. Seller and Shareholder shall use their Reasonable Efforts to cause the Company to cooperate with Buyer in connection with Buyer’s satisfaction of its obligations under this Section 7.14; provided that Buyer will reimburse Seller or Shareholder, as applicable, within ten Business Days after demand in writing therefor, for any reasonable, out-of-pocket costs incurred by Seller or Shareholder, as applicable, in complying with the obligations of Seller and Shareholder set forth in this sentence.

ARTICLE 8

CONDITIONS TO OBLIGATIONS OF SELLER AND SHAREHOLDER

The obligations of Seller and the Shareholder to consummate the Transactions shall be subject to the fulfillment as of the Closing Date of each of the following conditions:

8.1 Accuracy of Representations and Warranties. All representations and warranties of Buyer contained in this Agreement (considered collectively), and each of such representations and warranties (considered individually), must be true and correct in all material respects (or if any such representation is expressly qualified by “materiality” or words of similar import, then in all respects) as of the date hereof and as of Closing, as though made anew at and as of the Closing, except as if expressly made as of a specific date, then, only as of such date.

8.2 Performance of Covenants and Agreements. Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and all deliveries contemplated by Section 3.3 shall have been made.

8.3 HSR Act and Consents.

(a) All waiting periods (and any extensions thereof) applicable to this Agreement and the Transactions under the HSR Act shall have expired or been terminated.

(b) There shall have been obtained any and all other Governmental Approvals and Third Party consents required for Buyer to enter into this Agreement and perform its obligations hereunder.

8.4 Legal Proceedings. No preliminary or permanent injunction or other order, decree, or ruling issued by a Governmental Entity, and no statute, rule, regulation, or executive order promulgated or enacted by a Governmental Entity, which restrains, enjoins, prohibits, or otherwise makes illegal the consummation of the Transactions shall be in effect.

8.5 Related Transactions. The Buyer shall have executed and delivered to Seller and the Shareholder counterparts of the Escrow Agreement, the Consulting Agreement, and the other Transaction Documents required by this Agreement to be executed and delivered by the Buyer. The transactions under the Real Property Purchase Agreement shall have been consummated on the Closing Date and substantially contemporaneously with the Closing hereunder, including without limitation the payment of the cash consideration to Cadled thereunder.

ARTICLE 9

CONDITIONS TO OBLIGATIONS OF BUYER

The obligations of Buyer to consummate the Transactions shall be subject to the fulfillment as of the Closing Date of each of the following conditions:

9.1 Accuracy of Representations and Warranties. All representations and warranties (other than the representations and warranties referred to in the immediately following sentence) of Seller and the Shareholder contained in this Agreement (considered collectively), and each of such representations and warranties (considered individually), must be true and correct in all material respects (or if any such representation or warranty is expressly qualified by “materiality,” “Material Adverse Effect,” or words of similar import, then in all respects) as of the date hereof and as of Closing, as though made anew at and as of the Closing, except as if expressly made as of a specific date, then, only as of such date, without giving effect to any Supplemental Disclosure, except where the failure of such representations and warranties to be so true and correct has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. The representations and warranties made by Seller and the Shareholder in Sections 4.1(a), 4.1(c), 4.1(d), 4.2, 4.4 and 4.18 must be true and correct in all respects as of the date hereof and as of the Closing Date, as though made anew at and as of the Closing Date, except as if expressly made as of a specific date, then, only as of such date.

9.2 Performance of Covenants and Agreements. Seller and the Shareholder shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and all deliveries contemplated by Section 3.2 shall have been made.

9.3 HSR Act and Consents.

(a) All waiting periods (and any extensions thereof) applicable to this Agreement and the Transactions under the HSR Act shall have expired or been terminated.

(b) There shall have been obtained any and all other Governmental Approvals and Third Party consents specified on Schedule 4.6.

9.4 Legal Proceedings. No preliminary or permanent injunction or other order, decree or ruling issued by a Governmental Entity, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Entity, which restrains, enjoins, prohibits, or otherwise makes illegal the consummation of the Transactions shall be in effect.

9.5 Related Transactions. Seller and the Shareholder shall have executed and delivered to the Buyer a counterpart of the Escrow Agreement, the Shareholder shall have executed and delivered a counterpart of the Consulting Agreement, and the Seller and the Shareholder shall have executed and delivered the other Transaction Documents required by this Agreement to be executed and delivered by them. In addition, the transactions under the Real Property Purchase Agreement shall have been consummated on the Closing Date and substantially contemporaneously with the Closing hereunder, including without limitation Cadled’s execution of its deed and other transfer documents as contemplated thereunder.

ARTICLE 10

TERMINATION, AMENDMENT, AND WAIVER

10.1 Termination. Subject to the remaining provisions of this Article 10, this Agreement may be terminated at any time prior to the Closing in the following manner:

(a) by mutual written consent of Seller, the Shareholder and Buyer;

(b) by any of Seller, the Shareholder or Buyer, by written notice to the other Parties, if any Governmental Entity with jurisdiction over such matters shall have issued an order or injunction restraining, enjoining, or otherwise prohibiting the sale of the Interests hereunder and such order, decree, ruling, or other action shall have become final and non-appealable provided that such Party has satisfied its obligations under Section 7.2(a) in response to the actions or requests of such Governmental Entity;

(c) by Seller or the Shareholder, by written notice to Buyer, if (i) there shall have been a material breach or inaccuracy of Buyer’s representations or warranties in this Agreement, which breach would give rise to a failure of a condition set forth in Section 8.1 or 8.2 and such breach or inaccuracy has not been cured (if capable of cure) within ten (10) calendar days following delivery of written notification thereof from Seller or the Shareholder; or (ii) Buyer fails to comply in any material respect with any of its covenants or agreements in this

Agreement, provided that the Seller or the Shareholder must give Buyer at least ten (10) calendar days’ prior notice of such failure and the failure is not, or cannot be, cured before expiration of such period;

(d) by Buyer, by written notice to Seller and the Shareholder, if (i) there shall have been a material breach or inaccuracy of Seller’s or the Shareholder’s representations or warranties in this Agreement, which breach would give rise to a failure of a condition set forth in Section 9.1 or 9.2 and such breach or inaccuracy has not been cured (if capable of cure) within ten (10) calendar days following delivery of written notification thereof from Buyer; or (ii) Seller or the Shareholder fails to comply in any material respect with any of its or his covenants or agreements in this Agreement; provided that Buyer must give Seller and the Shareholder at least ten (10) calendar days’ prior notice of such failure and the failure is not, or cannot be, cured before expiration of such period; or

(e) by either Seller or Buyer, by written notice to the other if the Closing shall not have occurred on or before the earlier to occur of (i) the later of (A) the 30th day after the execution of this Agreement and (b) the tenth Business Day following satisfaction or waiver of the conditions to close in Articles 8 and 9 as specified in Section 3.1 or (ii) the ninetieth (90th) calendar day following the date hereof; provided, however, that (I) if the sole reason Closing has not occurred within ninety (90) days following the date of this Agreement is the failure of the conditions specified in Section 8.3(a) and/or 9.3(a) to be satisfied, then such outside Closing Date may be extended by any Party by written notice to the other Parties to not more than 60 additional days until such conditions are satisfied, and (II) the right to terminate this Agreement under this Section 10.1(e) shall not be available to a Party whose breach of or failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date.

10.2 Effect of Termination. If this Agreement is validly terminated pursuant to Section 10.1, all obligations and liabilities of the Parties under this Agreement shall terminate and become void, provided that this Article 10 and the confidentiality provisions of Section 7.1(a) shall survive the termination hereof; provided, however, that if this Agreement is validly terminated pursuant to Section 10.1(c), Section 10.1(d) or Section 10.1(e), then nothing in this Agreement shall relieve any Party from any liability for any breach of this Agreement or for actual (as distinguished from constructive or equitable) fraud, and any and all rights and remedies of non-breaching Parties under this Agreement in the case of any such breach or actual (as distinguished from constructive or equitable) fraud, at law and in equity, shall be preserved. No termination of this Agreement shall affect the obligations of the Parties pursuant to the Confidentiality Agreement, except to the extent specified therein. The Seller and the Shareholder may assert on behalf and in the name of the Company any damages incurred by or other relief available to the Company arising from any such breach by Buyer.

10.3 Amendment. This Agreement may not be amended except by an instrument in writing signed by or on behalf of each of the Parties.

10.4 Waiver. Seller or Shareholder may (i) waive any inaccuracies in the representations and warranties of Buyer contained herein or in any document, certificate, or writing delivered pursuant hereto or (ii) waive compliance by Buyer with any of Buyer’s agreements or fulfillment of any conditions to its own obligations contained herein. Buyer may (i) waive any inaccuracies in the representations and warranties of Seller or the Shareholder contained herein or in any document, certificate, or writing delivered pursuant hereto or (ii) waive compliance by Seller or the Shareholder with any of Seller’s or the Shareholder’s agreements or fulfillment of any conditions to its own obligations contained herein. Any agreement on the part of a Party to any such waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such Party. No failure or delay by a Party in exercising any right, power, or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or affect such Party’s ability not to grant any waiver on any future occasion or the exercise of any other right, power, or privilege.

ARTICLE 11

TAX MATTERS

11.1 Federal Income Tax Returns. Because the Company is classified as a disregarded entity for federal income tax purposes, it will not be required to file federal income Tax Returns for any Pre-Closing Tax Period or Straddle Period. In this connection, the Parties acknowledge and agree that for federal income tax reporting purposes with respect to the 2011 Straddle Period:

(a) Seller shall report all items of Company income, gain, loss, deduction or credit that relate to the Pre-Closing Partial Tax Period on Seller’s federal income tax return and Seller shall pay, or cause to be paid, any and all Taxes related thereto; and

(b) Buyer shall report all items of Company income, gain, loss, deduction or credit that relate to the Post-Closing Partial Tax Period on Buyer’s federal income tax return and Buyer shall pay, or cause to be paid, any and all Taxes related thereto.

11.2 Texas Franchise Tax Reports. With respect to Texas franchise taxes, the Parties acknowledge and agree that:

(a) Seller will file the Texas Franchise Tax Report for the Company Predecessor for any Pre-Closing Tax Period that ends on or before the Conversion Date and will pay, or cause to be paid, any and all Taxes related thereto;

(b) Seller will include all of the Company’s gross receipts and permitted deductions that relate to the Pre-Closing Tax Period beginning after the Conversion Date and ending on and including the Closing Date in Seller’s combined-group Texas Franchise Tax Report and will pay, or cause to be paid, any and all Taxes related thereto; and

(c) Buyer will be responsible for reporting all of the Company’s gross receipts that relate to the Post-Closing Tax Period for Texas franchise tax purposes (whether as part of a combined-group report or otherwise) and will pay, or cause to be paid, any and all Taxes related thereto.

11.3 Federal Payroll Tax Filings. With respect to federal payroll tax filings, the Parties acknowledge and agree that, where required by law:

(a) Seller shall make all federal payroll tax deposits for all Employees on a timely basis as required through the Conversion Date under the federal employer identification number of the Company Predecessor;

(b) Seller shall make all federal payroll tax deposits for all Employees on a timely basis as required for the period beginning on Conversion Date and ending on and including the Closing Date under the federal employer identification number of the Company;

(c) Seller shall make payments to MacQueen as required under the Staffing Agreement sufficient to permit MacQueen to make all Federal payroll tax deposits for all workers as required through the Closing Date under the Federal employer identification number of MacQueen;

(d) Buyer shall make all federal payroll tax deposits for all Employees on a timely basis as required for the Post-Closing Tax Period;

(e) Seller shall be responsible for filing all payroll tax returns (IRS Forms 941, etc.) that relate to the Company Predecessor, and payroll tax returns that relate to the Company if due on or before the Closing Date; and

(f) Buyer shall be responsible for filing all payroll tax returns (IRS Forms 941, etc.) that relate to the Company that are due after the Closing Date.

11.4 Other Tax Returns. The Parties acknowledge and agree that except as set forth in Sections 11.1, 11.2, and 11.3:

(a) Seller shall prepare or cause to be prepared, and shall file or cause to be filed, all Tax Returns of Davis-Lynch for any Tax related to any Pre-Closing Tax Period (other than those returns to be filed by Buyer pursuant to Section 11.4(b)) that are required to be filed on, before, or after the Closing Date. Seller shall pay, or cause to be paid, all Taxes with respect to such Tax Returns.

(b) Buyer shall prepare or cause to be prepared and shall file or cause to be filed all Tax Returns of Davis-Lynch for Straddle Periods. Except to the extent otherwise required by Law, such Tax Returns shall be prepared on a basis consistent with the past practices. Seller shall pay, or cause to be paid, all Taxes that are allocable (pursuant to Section 11.5) to the Pre-Closing Partial Tax Period. Seller shall pay Buyer any amount due under this Section 11.4(b) within ten (10) days following written notice by Buyer that payment of such amounts are due or have been paid, provided that the Seller shall not be required to make any payments earlier than five (5) days before such payments are due.

11.5 Straddle Periods. For purposes of this Agreement, in the case of any Taxes that are payable for a Straddle Period, the portion of such Taxes that are allocable to the Pre-Closing Partial Tax Period is (i) in the case of any property or ad valorem Taxes or other Taxes determined without regard to income, receipts or transactions occurring on a specific date, deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Partial Tax Period and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of all other Taxes, deemed equal to the amount which would be payable as computed on a “closing-of-the-books” basis if the relevant Straddle Period ended on and included the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the Pre-Closing Partial Tax Period and the Post-Closing Partial Tax Period in proportion to the number of days in each period. Notwithstanding the foregoing, any franchise Tax or other Tax providing the right to do business for a specified period shall be allocated to the taxable period during which the income, operations, assets or capital comprising the base of such Tax is measured, regardless of whether the right to do business for another period is obtained by the payment of such Tax.

11.6 Tax Contests. The Parties agree to give prompt notice to each other of any audit, examination, proposed adjustment, notice of deficiency, or notice regarding the assessment or proposed collection of Taxes of the Company with respect to any Pre-Closing Tax Period, Straddle Period or any matter that gives rise to a claim under Article 12. Buyer agrees to give or to cause Davis-Lynch to give prompt notice to Seller of any audit, examination, proposed adjustment, notice of deficiency, or other notice regarding the assessment or proposed collection of Taxes of the Company Predecessor. Seller shall have the right to control the conduct of any audit or proceeding with respect to the Taxes of Seller, the Company Predecessor or a Pre-Closing Tax Period for which any Buyer Indemnitees are entitled to indemnification (a “Pre-Closing Tax Proceeding”); provided that: (i) Seller shall keep Buyer informed regarding the progress and substantive aspects of such Pre-Closing Tax Proceeding, (ii) Buyer shall be entitled to participate in such Pre-Closing Tax Proceeding, including having an opportunity to comment on any written materials prepared in connection with such Pre-Closing Tax Proceeding and to attend any conferences relating thereto and (iii) if the results of such Pre-Closing Tax Proceeding (other than a proceeding relating to the Taxes of Seller) could reasonably be expected to have an adverse effect on Buyer, the Company or any of their Affiliates for any Post-Closing Tax Period or for which Seller is not liable to indemnify hereunder, Seller shall not compromise or settle any such Pre-Closing Tax Proceeding without obtaining Buyer’s prior written consent, which consent shall not be unreasonably withheld or delayed. In the event that Seller does not provide Buyer with a written election to control such a Pre-Closing Tax Proceeding within thirty (30) days after receiving notice thereof, Buyer shall control such proceeding. Buyer shall have the right to control any proposed adjustment to Taxes of the Company with respect to any Straddle Period or any other matter that could give rise to a claim relating to a Post-Closing Tax Period under Sections 11.1, 11.2, 11.3, or 11.4 (a “Post-Closing Tax Proceeding”), provided that if a Buyer Indemnitee is entitled to indemnification with respect to such Post-Closing Tax Proceeding, then (i) Buyer shall keep Seller informed regarding the progress and substantive aspects of such Post-Closing Tax Proceeding, (ii) Seller shall be entitled to participate in such Post-Closing Tax Proceeding, including having an opportunity to comment on any written materials prepared in connection with such Post-Closing Tax Proceeding and to attend any conferences relating thereto and (iii) Buyer shall not compromise or settle any such Pre-Closing Tax Proceeding without obtaining Seller’s prior written consent, which consent shall not be unreasonably withheld or delayed. To the extent there is a conflict between the provision of this Section 11.6 and Section 12.2, the provisions of this Section 11.6 shall control.

11.7 Tax Matters Cooperation; Other Tax Matters.

(a) Buyer and Seller shall, and Buyer shall cause the Company to, cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of any Tax Returns for Davis-Lynch, the filing and prosecution of any Tax claims and any audit, litigation or other proceeding with respect to Davis-Lynch. Such cooperation shall include the retention (until the expiration of the relevant statute of limitations) and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding, completion of exemption certificates if applicable, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(b) For purposes of this Article 11, references to any of Buyer, Seller, or Davis-Lynch shall include successors.

(c) Except as otherwise provided herein, in the event of any conflict between Article 12 and this Article 11, this Article 11 shall control.

11.8 Transfer Taxes. Seller shall be responsible for the timely payment of all sales (including bulk sales), use, value added, documentary, stamp, gross receipts, registration, transfer, conveyance, excise, recording, license, stock transfer stamps, and other similar Taxes and fees (“Transfer Taxes”) arising out of or in connection with or attributable to the Transactions (including, for the avoidance of doubt, any Transfer Taxes arising from the Reorganization). Seller and Buyer shall use their respective Reasonable Efforts to minimize the incurrence of Transfer Taxes.

11.9 Withholding Taxes. All withholding and other Taxes that may be required to be withheld from any payment due from Buyer to Seller hereunder shall be for the account of Seller. If required by applicable law, Buyer shall deduct from the payment the full amount of such withholding taxes or other Taxes and remit such Taxes to the appropriate Governmental Entity. The balance of the payment after deduction of such Taxes shall be paid to the Seller.

ARTICLE 12

INDEMNIFICATION

12.1 Indemnification.

(a) Indemnity by Seller and the Shareholder. From and after the Closing, subject to the other terms and limitations in this Article 12, Seller and the Shareholder, jointly and severally, shall indemnify, defend and hold harmless the Buyer Indemnitees from and against any and all Losses incurred by any of the Buyer Indemnitees (i) that arise out of any breach of Seller’s or the Shareholder’s representations or warranties made in this Agreement or in any Transaction Document delivered in connection with this Agreement, (ii) that arise out of any breach of the covenants or obligations of Seller or the Shareholder under this Agreement or (iii) that arise out of, relate to or result from the Excluded Assets.

(b) Buyer’s Indemnity. From and after the Closing, subject to the other terms and limitations in this Article 12, Buyer shall indemnify, defend and hold harmless the Seller

Indemnitees from and against any and all Losses incurred by any of the Seller Indemnitees (i) that arise out of any breach of Buyer’s representations or warranties made in this Agreement or in any Transaction Document delivered in connection with this Agreement, or (ii) that arise out of any breach of the covenants or obligations of Buyer under this Agreement.

(c) Limitations on Indemnity.

(i) None of the Buyer Indemnitees shall be entitled to assert any right to indemnification under Section 12.1(a) until the aggregate amount of all the Losses actually suffered by the Buyer Indemnitees exceeds the Deductible Amount and then shall be entitled to recover all such amounts from the first dollar (including the Deductible Amount). Subject to Section 12.1(c)(iv), in no event shall Seller ever be required to indemnify the Buyer Indemnitees for Losses under Section 12.1(a) or to pay any other amount in connection with or with respect to the Transactions in any amount exceeding, in the aggregate, fifteen percent (15%) of the Base Purchase Price.

(ii) The Deductible set forth in Section 12.1(c)(i) shall not apply to any claim arising from a breach of Seller’s representations or warranties set forth in Sections 4.1, 4.2, 4.4, 4.10 or 4.18.

(iii) The amount of any Loss for which a Buyer Indemnitee claims indemnification shall be reduced by: (A) any available insurance proceeds with respect to a Loss; (B) the amount by which the actual amount of any liability shown on the Effective Time Balance Sheet is less than the amount at which such liability or the reserve therefor is recorded thereon; and (C) the value of any Tax benefit (net of Taxes, the reasonable out-of-pocket expenses incurred in obtaining such benefit and any Tax detriment) realized (by reason of a Tax deduction, basis reduction, shifting of income, credits and/or deductions or otherwise) by Buyer in connection with the Loss. The amount of any Loss for which a Seller Indemnitee claims indemnification shall be reduced by the value of any Tax benefit (net of Taxes, the reasonable out-of-pocket expenses incurred in obtaining such benefit and any Tax detriment) realized (by reason of a Tax deduction, basis reduction, shifting of income, credits and/or deductions or otherwise) realized by Seller in connection with the Loss.

(iv) Notwithstanding anything contained herein to the contrary, the foregoing limitations shall not apply in the case of actual (as distinguished from constructive or equitable) fraud of the Shareholder as determined by a final and non-appealable order of judgment or a court of competent jurisdiction.

(d) WAIVER OF PUNITIVE OR CONSEQUENTIAL DAMAGES.

(i) NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, BUYER SHALL NOT BE LIABLE TO THE SELLER INDEMNITEES FOR ANY EXEMPLARY, PUNITIVE, SPECIAL, INDIRECT, CONSEQUENTIAL, OR SPECULATIVE DAMAGES, EXCEPT TO THE EXTENT ANY SUCH DAMAGES ARE INCLUDED IN ANY ACTION BY A THIRD PARTY AGAINST A SELLER INDEMNITEE FOR WHICH SUCH SELLER INDEMNITEE IS ENTITLED TO INDEMNIFICATION UNDER THIS AGREEMENT.

(ii) NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, NEITHER SELLER NOR THE SHAREHOLDER SHALL BE LIABLE TO ANY BUYER INDEMNITEES FOR ANY EXEMPLARY, PUNITIVE, SPECIAL, INDIRECT, CONSEQUENTIAL, OR SPECULATIVE DAMAGES, EXCEPT TO THE EXTENT ANY SUCH DAMAGES ARE INCLUDED IN ANY ACTION BY A THIRD PARTY AGAINST A BUYER INDEMNITEE FOR WHICH SUCH BUYER INDEMNITEE IS ENTITLED TO INDEMNIFICATION UNDER THIS AGREEMENT. THE FOREGOING LIMITATION SHALL NOT AFFECT THE AVAILABILITY TO ANY INDEMNITEE OF RECOVERY FOR DAMAGES ARISING FROM DIMINUTION IN VALUE WHICH THE PARTIES AGREE SHALL CONSTITUTE DIRECT DAMAGES FOR PURPOSES OF THIS AGREEMENT.

(e) Survival. All of the representations and warranties of the Parties set forth in this Agreement, and the obligations set forth in this Article 12, shall survive the Closing. Notwithstanding the foregoing sentence, after Closing, any assertion by any Person that Seller, the Shareholder or Buyer is liable for indemnification under the terms of Section 12 of this Agreement, must be made in writing and must be delivered to the indemnifying Party on or prior to the date that is eighteen months following the Closing Date, except that (i) any claim arising from a breach of the representations or warranties of Seller and the Shareholder set forth in Sections 4.1(a), 4.1(c), 4.1(d), 4.2, 4.4, or 4.18 must be delivered to Seller on or before expiration of the applicable statute of limitations, (ii) any claim arising from a breach of the representations or warranties of Seller and the Shareholder set forth in Sections 4.15, 4.16 or 4.20 shall survive the Closing for a period of two years and (iii) any claim arising from a breach of the representations or warranties of Seller and the Shareholder set forth in Section 4.10 or Article 11 shall survive the Closing Date for a period ending 90 days after the lapse of the period for assessment, imposition, or refund for any Tax or Tax Return position. Any written claim for indemnification that is timely delivered in accordance with this Agreement prior to the expiration of the applicable survival period set forth in this Section 12.1(e) shall survive the expiration of such survival period, provided it describes, to the extent then reasonably known, the nature of the claim, the theory of liability or the nature of the relief sought and the material factual assertions upon which the claim is based.

(f) Exclusive Remedy. The Parties have voluntarily agreed to define their rights, liabilities and obligations respecting the Transactions exclusively in contract pursuant to the express terms and provisions of this Agreement and the other Transaction Documents, and they expressly disclaim that they are owed any duties, that they are relying on any representations, warranties or assurances, or that they are entitled to any remedies, in each case other than those expressly set forth in this Agreement and the other Transaction Documents. Furthermore, the Parties acknowledge that this Agreement and the other Transaction Documents reflect the justifiable expectations of sophisticated parties derived from arm’s-length negotiations. The Parties acknowledge that no Party or its Affiliates has any special relationship with another Party or Person that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction. THEREFORE, IN NO EVENT AND UNDER NO CIRCUMSTANCE SHALL SELLER OR THE SHAREHOLDER HAVE ANY LIABILITY OR

OBLIGATION WHATSOEVER UNDER, NOR SHALL ANY CLAIM OR CAUSE OF ACTION OTHERWISE ARISE OUT OF, THIS AGREEMENT OR IN CONNECTION WITH THE TRANSACTIONS, WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER APPLICABLE LAWS OR OTHERWISE, EXCEPT AS EXPRESSLY SET FORTH HEREIN (INCLUDING IN SECTION 12.4(c)(iv), SECTION 13.6 OR IN THE OTHER TRANSACTION DOCUMENTS). ALL OTHER LIABILITIES, OBLIGATIONS, CLAIMS AND CAUSES OF ACTIONS ARE HEREBY EXPRESSLY DISCLAIMED. Except for claims arising out of actual (as distinguished from constructive or equitable) fraud, the indemnification provisions in Article 11 and this Article 12 and the specific performance remedies available under Section 13.6, as applicable, shall represent the exclusive remedy of the Parties under this Agreement from and after the Closing Date, specifically including for any and all Losses incurred regarding, or Claims, Third Party Claims or Proceedings relating to or arising from or under, Environmental Law (e.g., CERCLA, RCRA and OSHA and their state analogs) or Environmental Permits or otherwise pertaining in any way to the Environment (such as a Release of one or more Hazardous Substances into the Environment) or occupational safety and occupational health. Without limiting the generality of the foregoing, each Party hereby waives any right or remedy of rescission in connection with the Transactions.

(g) No Double Recovery. Notwithstanding the fact that any Indemnitee may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect to any fact, event, condition or circumstance, no Person shall be entitled to recover the amount of any Losses suffered by such Person more than once under both this Agreement and the other Transaction Documents in respect of such fact, event, condition or circumstance. Without limiting the generality of the foregoing, no indemnification is available with respect to any Losses to the extent such Losses are based upon any component of Working Capital reflected in the Final Working Capital as adjusted in accordance with Section 2.4. Notwithstanding the foregoing, Indemnitee shall be entitled to seek recovery under such provisions of this Agreement that maximize its recovery (e.g., if particular Losses would be subject to the Deductible Amount if a claim were made in respect of a breach of a representation or warranty but would not be subject to the Deductible Amount if made in respect of a breach of another representation or warranty or in respect of another right to indemnification, or if Losses would be time barred under Section 12.1(e) if a claim were made in respect of a breach of a representation or warranty but would not be time barred if made in respect of a breach of another representation or warranty or in respect of another right to indemnification, then the Indemnitee may seek recovery under the right to indemnification that is not subject to the deductible or is not time barred).

(h) Indemnity as Adjustment to Purchase Price. The Parties agree to treat any indemnity payment made pursuant to this Article 12 as an adjustment to the Tax Consideration for all Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

12.2 Defense of Claims.

(a) Notice. If an Indemnitee receives notice of the assertion of any claim or of the commencement of any Third Party Claim with respect to which indemnification is to be sought from the Indemnifying Party, the Indemnitee will give such Indemnifying Party reasonable prompt notice thereof. In no event shall such notice be given later than ten (10) days after the Indemnitee’s receipt of notice of such Third Party Claim. However, the failure to give timely notice will not affect the rights or obligations of the Indemnifying Party except and only to the extent that, as a result of such failure, the Indemnifying Party was prejudiced. Such notice shall describe the nature of the Third Party Claim in reasonable detail and will indicate the estimated amount, if practicable, of the Loss that has been or may be sustained by the Indemnitee. The Indemnifying Party will have the right to participate in or, by giving notice to the Indemnitee, to elect to assume the defense of, any Third Party Claim at such Indemnifying Party’s own expense and by such Indemnifying Party’s own counsel, and the Indemnitee will cooperate in good faith in such defense at such Indemnitee’s own expense.

(b) Opportunity to Defend. If within ten (10) days after an Indemnitee provides notice to the Indemnifying Party of any Third Party Claim, the Indemnitee receives notice from the Indemnifying Party that such Indemnifying Party has elected to assume the defense of such Third Party Claim, the Indemnifying Party will not be liable for any legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof. Without the prior written consent of the Indemnitee, which shall not be unreasonably withheld or delayed, the Indemnifying Party will not enter into any settlement of any Third Party Claim which (a) would lead to liability or create any financial or other obligation on the part of the Indemnitee for which the Indemnitee is not entitled to indemnification hereunder (including after giving effect to any time limitations or maximum liability exposure of such Indemnifying Party pursuant to this Agreement) or (b) contains any sanction or restriction upon the conduct of any business of any Indemnitee. If a firm offer is made to settle a Third Party Claim (a) without leading to liability or the creation of a financial or other obligation on the part of the Indemnitee for which the Indemnitee is not entitled to indemnification hereunder and (b) which does not contain any sanction or restriction upon the conduct of any business of any Indemnitee, and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party will give notice to the Indemnitee to that effect. If the Indemnitee fails to consent to such firm offer within ten days after its receipt of such notice, the Indemnitee may continue to contest or defend such Third Party Claim and, in such event, the maximum liability of the Indemnifying Party regarding such Third Party Claim will be the amount of such settlement offer, plus reasonable costs and expenses paid or incurred by the Indemnitee up to the date of such notice.

(c) Direct Claim. Any Direct Claim will be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, stating the nature of such claim in reasonable detail and indicating the estimated amount, if practicable, but in any event not later than thirty (30) days after the Indemnitee becomes aware of such Direct Claim. The Indemnifying Party will have a period of ninety (90) days within which to respond to such Direct Claim. If the Indemnifying Party does not respond within such ninety (90) day period, the Indemnifying Party will be deemed to have accepted such Direct Claim. If the Indemnifying Party rejects such Direct Claim, the Indemnitee will be free to seek enforcement of its rights to indemnification under this Agreement.

ARTICLE 13

MISCELLANEOUS

13.1 Notices. All notices, requests, demands, and other communications required or permitted to be given or made hereunder by either Party (each a “Notice”) shall be in writing and shall be deemed to have been duly given or made if (i) delivered personally, (ii) transmitted by first class registered or certified mail, postage prepaid, return receipt requested, (iii) delivered by prepaid overnight courier service, or (iv) delivered by confirmed facsimile transmission to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by similar notice):

If to Buyer:

Forum Energy Technologies, Inc.

920 Memorial City Way, Suite 800

Houston, Texas 77024

Attention: James McCulloch

Fax: 281-949-2555

with a copy to:

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Attention: W. Matthew Strock

Fax: 713-615-5650

If to Seller or the Shareholder:

Davis-Lynch Holding Co., Inc.

Attn: Carl A. Davis

2700 Post Oak Boulevard, Suite 1050

Houston, Texas 77056

Fax: 713-572-0888

with copy to:

Thompson & Knight LLP

333 Clay Street, Suite 3300

Houston, Texas 77002

Facsimile.: (713) 654-1871

Attn: W. Christopher Schaeper

Notices shall be effective (i) if delivered personally or sent by courier service, upon actual receipt by the intended recipient, (ii) if mailed, upon the earlier of five days after deposit in the mail or the date of delivery as shown by the return receipt therefor, or (iii) if sent by facsimile transmission, when the answer back is received.

13.2 Entire Agreement. This Agreement, together with the Schedules, the Exhibits, and the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof. There are no restrictions, promises, representations, warranties, covenants or undertakings between the Parties, other than those expressly set forth or referred to herein or therein.

13.3 Binding Effect; Assignment; No Third Party Benefit. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and assigns provided neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned by any Party without the prior written consent of the other Party. Except as expressly provided herein (a) with respect to the Buyer Indemnitees and the Seller Indemnitees (solely with respect to such Persons’ rights to indemnification pursuant to Article XII) and (b) with respect to the current and former officers and directors (and persons exercising equivalent functions) of Davis-Lynch, and their heirs and representatives entitled to the benefits set forth in Section 7.10 (solely with respect to such Persons’ rights under Section 7.10), nothing in this Agreement is intended to or shall confer upon any Person other than the Parties, and their successors and permitted assigns, any rights, benefits, or remedies of any nature whatsoever under or by reason of this Agreement. For the avoidance of doubt, Employees and Workers are not third party beneficiaries of Section 7.3.

13.4 Severability. If any provision of this Agreement is held to be unenforceable, this Agreement shall be considered divisible and such provision shall be deemed inoperative to the extent it is deemed unenforceable, and in all other respects this Agreement shall remain in full force and effect.

13.5 Governing Law; Consent To Jurisdiction.

(a) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT REGARD TO ITS CONFLICT OF LAWS RULES OR PRINCIPLES.

(b) THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF TEXAS LOCATED IN HARRIS COUNTY, TEXAS OVER ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND EACH PARTY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH DISPUTE OR PROCEEDING SHALL BE HEARD AND DETERMINED IN SUCH COURTS. THE PARTIES HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH THEY MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BROUGHT IN SUCH COURT OR ANY DEFENSE OF INCONVENIENT FORUM FOR THE MAINTENANCE OF SUCH DISPUTE. EACH PARTY AGREES THAT A JUDGMENT IN ANY SUCH DISPUTE MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

(c) EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN.

13.6 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in any action instituted in any court provided for in Section 13.5(b), in addition to any other remedy to which they may be entitled, at law or in equity, subject to the limitations set forth in Section 12.1(f).

13.7 Further Assurances. From time to time following the Closing, at the request of any Party and without further consideration, the other Party or Parties shall execute and deliver to such requesting Party such instruments and documents and take such other action (but without incurring any material financial obligation) as such requesting Party may reasonably request to consummate more fully and effectively the Transactions.

13.8 Disclosure Schedule. The Disclosure Schedule, and any supplements or amendments, must relate only to the representations and warranties in the Section of the Agreement to which they expressly relate and not to any other representation or warranty in this Agreement, except to the extent its relevance to another Section is reasonably apparent on its face. Certain information set forth in the Schedules is included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.

13.9 Counterparts. This Agreement may be executed by the Parties in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement.

13.10 Time is of the Essence. Time is of the essence in this Agreement.

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IN WITNESS WHEREOF, the Parties have executed this Agreement, or caused this Agreement to be executed by their duly authorized representatives, all as of the day and year first above written.

“SELLER”
DAVIS-LYNCH HOLDING CO., INC.
By:	/s/ Carl A. Davis
CARL A. DAVIS, President
“SHAREHOLDER”
By:	/s/ Carl A. Davis
CARL A. DAVIS
“BUYER”
FORUM ENERGY TECHNOLOGIES, INC.
By:	/s/ C. Christopher Gaut
Name:	C. Christopher Gaut
Title:	Chairman and CEO

SIGNATURE PAGE TO PURCHASE AND SALE AGREEMENT